UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Draft Amendment No. 2)

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report

For the transition period from **to**

Commission file number 001-34409

RECON TECHNOLOGY, LTD

(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 601, No. 1 Shui'an South Street
Chaoyang District, Beijing 100012
People's Republic of China
(Address of principal executive offices)

Liu Jia, Chief Financial Officer
Telephone: +86 (10) 8494 5799
liujia@recon.cn; Fax: +86 (10) 8494 5792
Room 601, No. 1 Shui'an South Street
Chaoyang District, Beijing 100012
People's Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares, $0.0925 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 40,528,218 Class A Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer, "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
		Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "intend," "seek," "may," "might," "could" or "should," and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Table of Contents

Explanatory Note

This Amendment No. 2 on Form 20-F/A (the "Amendment") amends the annual report on Form 20-F of Recon Technology, Ltd (the "Company") for the fiscal year ended June 30, 2023, originally filed with the U.S. Securities and Exchange Commission ("SEC") on October 30, 2023 (the "Original Form 20-F"). This Amendment is being filed to amend Items 3, 16, 18, and 19 in the Form 20-F.

Other than as set forth herein, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

PART I

ITEM 3.   **KEY INFORMATION**

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended June 30, 2021, 2022 and 2023 and the consolidated balance sheet data as of June 30, 2021, 2022, and 2023 have been derived from our audited consolidated financial statements set forth in "Item 18 – Financial Statements". The selected consolidated balance sheet data for the year ended June 30, 2021 have been derived from our audited consolidated balance sheet as of June 30, 2021, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

Following the one-for-five reverse stock split of our Class A Ordinary Shares effective on December 27, 2019, and following the dual class structure divided into Class A Ordinary Shares and Class B Ordinary Shares effective on April 5, 2021, all share and per share amounts disclosed throughout this annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure, unless otherwise indicated. Please see "Item 4. Information on the Company—History and Development of the Company".

(All amounts in thousands of Renminbi, except Dividend per share in U.S. dollars and Shares outstanding)

Statement of operations data:

	For the years ended June 30,		
	2023 **RMB¥**	**2022** **RMB¥**	**2021** **RMB¥**
Revenue	67,114,378	83,777,571	47,938,575
Loss from operations	(69,332,735)	(82,313,417)	(61,578,948)
Net income (loss) attributable to Recon Technology, Ltd	(59,167,301)	95,586,795	(22,832,734)
Loss per share*			
-Basic	(1.74)	3.19	(1.80)
-Diluted	(1.74)	3.19	(1.80)
Weighted average number of Class A and Class B Ordinary Shares used in computation*			
-Basic	33,923,112	30,002,452	12,697,024
-Diluted	33,923,112	30,002,452	12,697,024

6

Balance sheet data:

	2023 RMB¥	2022 RMB¥	2021 RMB¥
Current assets	504,413,173	445,617,041	488,505,185
Total assets	531,824,577	490,242,084	566,516,660
Current liabilities	61,032,862	52,878,284	76,462,604
Total liabilities	92,673,674	77,357,323	279,001,194
Total shareholder's equity	449,206,962	420,631,729	295,095,034
Shares outstanding (A Shares)	40,528,218	29,700,718	26,868,391
Shares outstanding (B Shares)*	7,100,000	4,100,000	—

* The dual class structure divided into Class A Ordinary Shares and Class B Ordinary Shares effective on April 5, 2021

B. Capitalization and Indebtedness

Not applicable by 20-F as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable by 20-F as an annual report.

D. Risk Factors

Investing in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks and uncertainties described below. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. Please also read carefully the section above entitled "Special Note Regarding Forward-Looking Statements."

Risks Related to Our Business

Public health epidemics or outbreaks such as COVID-19 could adversely impact our business.

Our business, financial condition and results of operations may be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt our operations. In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. The COVID-19 outbreak and spread has caused lockdowns, quarantines, travel restrictions, and closures of businesses and schools.

In addition, COVID-19 has caused severe disruptions in transportation, limited access to our facilities, client work fields and limited support from workforce employed in our operations, and as a result, we experienced and may continue to experience the delays in provision of services to our customers and completion of contractual performance obligations, affecting our revenue recognition and collection schedule of account receivables.

During the six months ended December 31, 2022, either the Company's or its customers' operations were occasionally affected by regional outbreaks, resulting in some of its business still not returning to previous levels. In early December of 2022, the Chinese State Council issued a nationwide policy loosening the government's control of the epidemic, which led to the emergence of widespread infections. At that time, most of the industries experienced work stoppages and production stoppages. Since the beginning of the calendar year 2023, although the extent of the future impact of COVID-19 cannot be predicted, we believe that the Company's business has not been significantly affected and the impact of COVID-19 on the Company's business and financial results will not be sustainable in the long run.

We operate in a very competitive industry and may not be able to maintain our revenue and profitability.

Since the 1990s, several international companies engaged in supplying integrated automation services for the petroleum extraction industry have been qualified in China. These competitors have significantly greater financial and marketing resources and name recognition than we have. In addition, at least five domestic private competitors also compete with us, and more competitors may enter the market as Chinese petroleum companies seek to reduce oil production costs and improve efficiencies. There can be no assurance that we will be able to compete effectively in our industry.

In addition, our competitors may introduce new systems. If these new systems are more attractive to customers than the systems we currently use or may develop, our customers may switch to our competitors' services, and we may lose market share. We believe that competition may become more intense as more integrated automation service providers, including Chinese/foreign joint ventures, are qualified to conduct business. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new systems our competitors may implement. Any of these competitive factors could have a material adverse effect on our revenue and profitability.

We must continually research and develop new technologies and products to remain competitive.

Because our industry is so competitive, we will need to continually research, develop and refine new technologies and offer new products to compete effectively. Many factors may limit our ability to develop and refine new products, including the availability of funds to dedicate to this portion of our business and access to new products and technologies that we can incorporate into our products, as well as marketplace resistance to new products and technologies. We believe that the Domestic Companies (defined in the following paragraph) and our products are able to compete in the marketplace based upon, among other things, our intellectual property. We cannot assure investors that applications of our and the Domestic Companies' technologies or those of third parties, if developed, will not be rendered superfluous or obsolete by research efforts and technological advances by others in these fields.

Our company and our subsidiaries, Recon Investment Ltd. ("Recon-IN") and Recon Hengda Technology (Beijing) Co., Ltd. ("Recon BJ") are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. ("BHD"), Future Gas Station (Beijing) Technology, Ltd. ("FGS"), Nanjing Recon Technology Co., Ltd. ("Nanjing Recon"), Gan Su BHD Environmental Technology Co. Ltd. ("Gan Su BHD"), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. ("HH BHD"), and Qing Hai BHD New Energy Technology Co. Ltd. ("Qing Hai BHD") (collectively, the "Domestic Companies"). As new technologies are developed, the Domestic Companies and we may need to adapt and change our products and services, our method of marketing or delivery or alter our current business in ways that may adversely affect revenue and our ability to achieve our proposed business goals. Accordingly, there is a risk that the Domestic Companies' and our technology will not support a viable commercial enterprise.

Our financial performance is dependent upon the sale and implementation of petroleum mining and extraction software and hardware and related services, a single, concentrated group of products.

We derive substantially all of our revenue from the license and implementation of software applications and hardware innovations for the Chinese petroleum industry. The life cycle of our products and services is difficult to estimate due in large measure to the potential effect of new software and hardware applications and enhancements, including those we introduce, and the maturation in both the Chinese petroleum and software/hardware industries. If we are unable to continually improve our software and hardware to address the changing needs of the Chinese petroleum industry, we may experience a significant decline in the demand for the Domestic Companies' and our products and services. In such a scenario, our revenue may significantly decline.

A failure by our third-party vendors to fulfill their obligations would negatively affect our ability to operate profitably.

In the ordinary course of business, our third-party vendors have historically required advance payments before they deliver goods and services to us that enable our operations. These advance payments are often substantial, and we dedicate a material amount of our liquidity to advance these to such third-party vendors. There is no guarantee that the services we require will be delivered, whether due to supply chain disruptions or any other reason after we provide our advance payments, and many of our vendors lack sufficient insurance to protect us against such failures to deliver. Moreover, if a third-party vendor declares bankruptcy or we engage in litigation, we be unable to recover the advance fees in their entirety, if at all.

As a technology-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.

We rely on a combination of trademark, trade secret, nondisclosure, copyright and patent law to protect the Domestic Companies' and our software and hardware, which may afford only limited protection.

Although the Chinese government has issued Nanjing Recon over ten copyrights on software and Nanjing Recon and BHD over forty patents on products, we cannot guarantee that competitors will be unable to develop technologies that are similar or superior to the Domestic Companies' and our technology. Despite our efforts to protect the Domestic Companies' and our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of the Domestic Companies' and our products or to obtain and use information that the Domestic Companies and we regard as proprietary. Furthermore, our competitors may independently develop substantially equivalent or superior proprietary information and techniques, reverse engineer information and techniques, or otherwise gain access to our proprietary technology. In the future, we cannot guarantee that others will not use the Domestic Companies' and our technology without proper authorization. In addition, under the Chinese intellectual property law, the 50-year protection period for software copyright and 10-year patent protection period are not subject to renewal upon expiration.

The Domestic Companies and we develop our software products on third-party middleware software programs that are licensed by our customers from third parties, generally on a non-exclusive basis. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to develop, market or ship certain of our products while we seek to implement technology offered by alternative sources. While it may be necessary or desirable in the future to obtain other licenses, there can be no assurance that they will be able to do so on commercially reasonable terms or at all.

In addition, the Domestic Companies and we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity, scope or enforceability of our proprietary rights. Any such claims could be time consuming, result in costly litigation, cause product development or shipment delays or force the Domestic Companies or us to enter into royalty or license agreements rather than dispute the merits of such claims, thereby impairing our financial performance by requiring the Domestic Companies or us to pay additional royalties and/or license fees to third parties. There is always a risk that patents, if issued, may be subsequently invalidated, either in whole or in part and this could diminish or extinguish protection for any technology we may license. In addition, the laws of China may not protect proprietary rights to the same extent as U.S. law. Therefore, we may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology. Any failure to enforce or protect the Domestic Companies' and our rights could cause us to lose the ability to exclude others from issuing technology to develop or sell competing products.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive and negatively impact our business.

We rely on trademark, patent and trade secret law, as well as confidentiality agreements with certain of our employees to protect our proprietary rights. The product patents owned by the Company are employee service patents invented by the Company's key employees. We generally require the Domestic Companies' and our employees, consultants, advisors and collaborators to execute appropriate confidentiality agreements with, as applicable, the respective Domestic Companies and us. These agreements typically provide that all material and confidential information developed or made known to the individual during the course of the individual's relationship with us is owned by the us and will be kept confidential and not disclosed to third parties except in specific circumstances. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements.

We may be accused of infringing the intellectual property rights of others.

In the future, the Domestic Companies and we may receive notices claiming that we are infringing the proprietary rights of third parties. We cannot guarantee that the Domestic Companies and we will not become the subject of infringement claims or legal proceedings by third parties with respect to the Domestic Companies' and our current programs or future software developments. Our standard software license agreements contain an infringement indemnity clause under which we agree to indemnify and hold harmless our customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by our products. Neither the Domestic Companies nor we have been the subject of an intellectual property claim since our formation.

Our software products may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

Despite extensive testing, we may, from time to time, discover defects or errors in the Domestic Companies' and our software only after use by a customer. We may also experience delays in shipment of our software during the period required to correct such errors. In addition, we may, from time to time, experience difficulties relating to the integration of the Domestic Companies' and our software products with other hardware or software in the customer's environment that are unrelated to defects in such software products. Such defects, errors or difficulties may cause future delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with the Domestic Companies' and our software. Since these software products are used by our customers to perform mission-critical functions related to petroleum mining and extraction, design defects, software errors, misuse of these products, incorrect data from external sources or other potential problems within or out of our control that may arise from the use of the Domestic Companies' and our products could result in financial or other damages to our customers. We do not maintain product liability insurance. Although our license agreements with customers contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith. To the extent we are found liable in a product liability case, we could be required to pay substantial amount of damages to an injured customer, thereby impairing our financial condition.

We are dependent on the state of the PRC's economy as the majority of our business is conducted in the PRC.

Currently, the majority of our business operations are conducted in the PRC, and most of our customers are also located in the PRC. Accordingly, any significant slowdown in the PRC economy may cause our customers to reduce expenditures or delay the building of new facilities or projects. This may in turn lead to a decline in the demand for our products and services. That would have a material adverse effect on our business, financial condition and results of operations.

Our future success depends on our ability to help our customers find, develop and acquire petroleum reserves.

To remain competitive in our industry, our products must help our customers locate and develop or acquire new crude oil reserves to replace those depleted by production. Without successful exploration or acquisition activities, our customers' reserves, production and revenue will decline rapidly. If the Domestic Companies' and our technology is less well accepted for helping our customers locate additional reserves than our competitors' technology, our customers may terminate their relationships with us, which could have a material adverse effect on our financial condition and future growth prospects.

Our customers are companies engaged in the petroleum industry and the greater energy industry, and, consequently, our financial performance is dependent upon the economic conditions of those industries.

We have derived most of our revenue to date from providing integrated automation services to Chinese petroleum companies at oilfields within China and other energy industry companies in China. Our customers' success is intrinsically linked to economic conditions in China and in the petroleum and energy industries in general and the volatility of prices of crude oil, refined oil products and coal chemical products in particular. Each of the petroleum industry and energy industry is subject to intense competitive pressures and is affected by overall economic conditions. Demand for our services could be harmed by volatility in those industries. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future volatility in those industries.

Our revenue are highly dependent on a very limited number of customers, which subjects our business to high seasonality. Our contracts with such customers may be terminated at any time, materially and adversely affecting our business.

Historically, we derived the majority of our revenue from two customers, (i) China National Petroleum Corporation ("CNPC") and (ii) China Petroleum and Chemical Corporation ("Sinopec").

Since the fiscal year ended June 30, 2017, Sinopec accounted for less than 10% of our revenue. From fiscal year 2022, as we developed new product lines, revenue from Sinopec increased and account for 28% of our revenue.

We provide products and services to CNPC under a series of agreements, each of which is terminable without notice. We first began to provide services to CNPC in 2000. CNPC accounted for approximately 50%, 39% and 39% of our revenue in the fiscal years ended June 30, 2022, 2021 and 2020, respectively, and any termination of our business relationships with CNPC would materially harm our operations.

In the fiscal year ended June 30, 2019, we had established a solid relationship with Shenhua Group Corporation Limited ("Shenhua Group") and revenue from it in the fiscal year 2022 accounted for approximately 10% of our revenue. For fiscal year 2023, revenue from Shenhua accounted for 8% of our revenue as competition became fierce. We expect it to continue to rise in the future. Any termination of our business relationships with CNPC, Sinopec, Shenhua Group or any other major client would materially harm our operations.

Because we derive such a high percentage of our revenue from CNPC and a few new clients, our revenue has been subject to high seasonality. We recognize revenue when it is realized and earned. Revenue is recognized based on the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. Because these matters depend on reaching agreements with these clients, revenue recognition occurs, to a large extent, on their schedule. Accordingly, revenue recognized in the first quarter is usually the smallest in proportion to that for the whole year, due to our clients' budgeting and planning schedules. If these clients were to change their budgeting or planning schedule our high and low quarters could also shift. This seasonality limits our ability to make accurate long-term predictions about our performance and makes it difficult to compare our revenue across quarters.

Changes in environmental and regulatory factors may harm our business.

The oil drilling industry in China to date has not been subject to the type and scope of regulation seen in Europe and the United States. However, the Chinese government may implement new legislation or regulations or may enforce existing laws more stringently. Either of these scenarios may have a significant impact on our customers' mining and extraction operations and may require us or our customers to significantly change operations or to incur substantial costs. We believe that the Domestic Companies' and our operations in China are in compliance with China's applicable legal and regulatory requirements. However, there can be no assurance that China's central or local governments will not impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures.

Petroleum reserve degradation and depletion may reduce our customers' and our profitability.

Our profitability depends substantially on our ability to help our customers exploit their oil reserves at competitive costs. Replacement reserves may not be available to our customers when required or, if available, may not be drilled at costs comparable to those characteristics of the depleting oilfield. The Domestic Companies' and our technology may not enable our customers to accurately assess the geological characteristics of any new reserves, which may adversely affect their decision to use the Domestic Companies' and our products in the future.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

Our company is much smaller than our main foreign competitors, including Schlumberger Limited, Honeywell International, Emerson Process Management and Rockwell Automation, and we compete in large part on the basis of the quality of services we are able to provide our clients. As a result, we are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our clients. Many of our personnel possess skills that would be valuable to all companies engaged in the integrated automation services industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract or assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our technological products and the effectiveness of installation and training could be materially impaired.

We are substantially dependent upon our key personnel, particularly Mr. Yin Shenping, our Chief Executive Officer, Mr. Chen Guangqiang, our Chief Technology Officer and Ms. Liu Jia, our Chief Financial Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, we rely on the services of:

- Mr. Yin Shenping, Chief Executive Officer;

- Mr. Chen Guangqiang, Chief Technology Officer; and

- Ms. Liu Jia, Chief Financial Officer.

Each of these individuals would be difficult to replace. We do not have in place "key person" life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully development new systems and develop new programs and enhancements. In addition, we would need to spend considerable time and other resources to seek suitable replacements, which might detract from our efforts to develop our business.

Our business is capital intensive and our growth strategy may require additional capital, which may not be available on favorable terms or at all.

We may require additional cash resources due to changed business conditions, implementation of our growth strategy or potential investments or acquisitions we may pursue. To meet our capital needs, we may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities or other securities convertible into such equity securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

We do not intend to pay dividends in the foreseeable future and there are certain restrictions on the payment of dividend under PRC laws.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our Class A Ordinary Shares. As we intend to remain in a growth mode, we intend to reinvest any profits in the foreseeable future to grow the business. We cannot assure you that our operations will continue to result in sufficient revenue to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our board of directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, we will be dependent, in large part, on receipt of funds from the Domestic Companies.

We are a holding company with no operations of our own and substantially all of our operations are conducted through Nanjing Recon and BHD, hereafter referred to as the Domestic Companies, which are established as variable interest entities ("VIEs") under the laws of the PRC. Our ability to pay dividends is dependent upon dividends and other distributions from the Domestic Companies. Chinese legal restrictions permit payment of dividends to us by the Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, the Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of the Domestic Companies' registered capital. These funds may be distributed to shareholders at the time of each Domestic Company's wind-up. Payments of dividends by Domestic Companies to us are also subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

Our certificates, permits, and license are subject to governmental control and renewal, and the failure to obtain renewal would cause all or part of our operations to be suspended and may have a material adverse effect on our financial condition.

We are subject to various PRC laws and regulations pertaining to automation services for the petroleum extraction industry. We have obtained certain certificates, permits, and licenses required for the operation of an automation services provider for the petroleum extraction industry and the manufacturing and distribution of software and hardware products in the PRC.

During the application or renewal process for our licenses and permits, we will be evaluated and re-evaluated by the appropriate governmental authorities and must comply with the prevailing standards and regulations, which may change from time to time. In the event that we are not able to obtain or renew the certificates, permits and licenses, all or part of our operations may be suspended by the government, which would have a material adverse effect on our business and financial condition. Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of our operations, it may adversely affect our results of operations and profitability.

Risks Related to Our Corporate Structure

Our contractual arrangements with the Domestic Companies and their respective shareholders may not be as effective in providing control over these entities as direct ownership.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our Wholly Foreign Owned Enterprise ("WFOE") and the VIEs and their subsidiaries in China providing certain technical and consultation services. A WFOE is a limited liability company based in the People's Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd ("Recon-BJ") is a WFOE wholly owned by Recon Investment Ltd. ("Recon-IN"), a Hong Kong limited company, which in turn is wholly owned by us. We consolidated the financial results of BHD and Nanjing Recon into our financial statements based on the VIE agreements entered into on April 1, 2019. Most, if not all, of our revenue derives from operations of the VIEs and their subsidiaries. Our Ordinary Shares offered in this offering are shares of our offshore holding company instead of shares of the VIEs or our PRC subsidiary. These Contractual Arrangements may not be as effective in providing us with control over the VIEs as direct ownership. For example, BHD could fail to take actions required for our business or fail to pay dividends to Recon-BJ despite its contractual obligation to do so. If the Domestic Companies fail to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, these agreements have not been tested in a court of law.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. We cannot assure you that any of the Domestic Companies' shareholders would always act in our best interests. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our Contractual Arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

13

We have no equity ownership interest in the Domestic Companies and rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over the Domestic Companies as direct ownership.

We conduct our business through BHD, Nanjing Recon, FGS and their respective subsidiaries by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between the Wholly Foreign Owned Enterprise ("WFOE"). A WFOE is a limited liability company based in the People's Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd ("Recon-BJ") is a WFOE wholly owned by Recon Investment Ltd. ("Recon-IN"), a Hong Kong limited company, which in turn is wholly owned by us. Recon-BJ and Nanjing Recon, BHD and their respective subsidiaries. We have been advised by our PRC counsel, JingTian & GongCheng LLP, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with the Recon-BJ, Nanjing Recon, BHD and their respective subsidiaries) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among the Recon-BJ and Nanjing Recon, BHD and their respective subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries. Therefore, the relevant Chinese regulatory authorities could disallow this structure and hinder our ability to exert contractual control over the Domestic Companies, which would likely result in a material change in operations and/or value of the Company's ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

If any of the Domestic Companies or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

- revoking the business and operating licenses;
- discontinuing or restricting the operations;
- imposing conditions or requirements with which the PRC entities may not be able to comply;
- requiring us and our PRC entities to restructure the relevant ownership structure or operations, including termination of the contractual agreements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control the VIE;
- restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business; or
- imposing fines or confiscating the income from our PRC subsidiaries or the VIE.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

14

Our majority stake in Future Gas Station (Beijing), which now consists of a large operating segment of our business, exposes us to risks related to consumer energy consumption and online payment technologies.

As the energy consumption market opened to private and foreign companies, and as the online payment technology continually developed, we began investing in the downstream oil industry. Over the years, we developed a close relationship with Future Gas Station (Beijing) (also referred to as "FGS") and we now own 51% of the equity of FGS. As such, our majority stake in FGS presents both a substantial investment in the downstream of the oil industry and comprises a large part of our operations. As such, our controlling interest in FGS represents both a significant investment in the downstream of the oil industry and a large part of our business. The development of FGS depends on its cooperation with gas stations. At present, most of the gas stations in China are owned by the sales companies of PetroChina and Sinopec, so FGS's business expansion is largely dependent on the development of electronic payment systems and online settlement systems of these major oil companies and their cooperation decisions. As these major oil companies gradually increase their efforts in research and development and deployment of self-built systems, their willingness to cooperate with third-party service and operations support companies such as FGS will decrease or the depth of their cooperation will decrease, resulting in FGS's growth potential being limited and unable to meet our expectations at the time we acquired FGS. We may suffer a significant loss on our substantial investment in FGS.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a "special purpose vehicle" for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident's registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents' failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

As Circular 37 is relatively new, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations, and it may be difficult for our ultimate shareholders or beneficial owners who are PRC residents to provide sufficient supporting documents required by the SAFE or to complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on Recon-BJ's ability to pay dividends or make distributions to us and on our ability to increase our investment in the Recon-BJ.

Under Circular 37, if a non-listed special purpose vehicle uses its own equity or share option to grant equity incentive awards to directors, supervisors, members of senior management or employees directly employed by a domestic enterprise that is directly or indirectly controlled by such special purpose vehicle, or with which such employee has established an employment relationship, any of such directors, supervisors, members of senior management or employees who is a PRC resident should, prior to exercising their rights, file an application with the SAFE for foreign exchange registration with respect to such special purpose vehicle. However, in practice, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations and, since Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle's equity incentive granted to PRC residents, there remains uncertainty with respect to its implementation.

Our contractual arrangements with the Domestic Companies may result in adverse tax consequences to us.

As a result of our corporate structure and contractual arrangements between Recon-BJ and the Domestic Companies, we are effectively subject to several PRC taxes on both revenue generated by Recon-BJ's operations in China and revenue derived from Recon-BJ's contractual arrangements with the Domestic Companies. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Recon-BJ and the Domestic Companies were not on an arm's length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that we adjust our taxable income upward for PRC tax purposes. If the PRC tax authorities took such action, such authorities would be able to establish in its sole discretion the amount of tax payable by Recon-BJ, so we cannot predict the effect of such action on our company other than the likely effect that our profits would decrease. Such a pricing adjustment could adversely affect us by:

● increasing our tax expenses, which could subject Recon-BJ to late payment fees and other penalties for under-payment of taxes; and/or

● resulting in Recon-BJ's loss of preferential tax treatment.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. The shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The principal shareholders of the Domestic Companies have potential conflicts of interest with us, which may adversely affect our business.

Yin Shenping, our Chief Executive Officer, and Chen Guangqiang, our Chief Technology Officer, are significant shareholders in our company. They are also the principal shareholders of each of the Domestic Companies and collectively control the Domestic Companies. Conflicts of interests between their duties to our company and the respective Domestic Companies may arise. For example, Mr. Yin and Mr. Chen could cause a Domestic Company to fail to take actions that are in the best interests of our Company or to fail to pay dividends to Recon-BJ despite its contractual obligation to do so if making such payment would harm the Domestic Company.

As Mr. Yin and Mr. Chen are also directors and executive officers of our company, they have duties of loyalty and care to us under Cayman Islands law when there are any potential conflicts of interests between our company and the Domestic Companies. Each of Mr. Yin and Mr. Chen has executed an irrevocable power of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on his behalf on all matters related to the Domestic Companies requiring shareholder approval. We cannot assure you, however, that if conflicts of interest arise, they will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, Mr. Yin and Mr. Chen could violate their respective employment agreements with us or their legal duties by diverting business opportunities from us to others. If we cannot resolve any conflicts of interest between us and Mr. Yin and Mr. Chen, as applicable, we would have to rely on legal proceedings, which could result in the disruption of our business.

Any deterioration of the relationship between Recon-BJ and the Domestic Companies could materially and adversely affect the overall business operation of our company.

Our relationship with the Domestic Companies is governed by their agreements with Recon-BJ, which are intended to provide us, through our indirect ownership of Recon-BJ, with effective control over the business operations of the Domestic Companies. However, these agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. The Domestic Companies could violate these agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under these agreements and, as a result, our operations, reputation, business and stock price could be severely harmed.

If Recon-BJ exercises its purchase option of the Domestic Companies' equity pursuant to the Exclusive Equity Interest Purchase Agreement, payment of the purchase price could materially and adversely affect our financial position.

Under the Exclusive Equity Interest Purchase Agreement, Recon-BJ holds an option to purchase all or a portion of the equity of the Domestic Companies at a price, based on the capital paid in by the Domestic Company shareholders. If applicable PRC laws and regulations require an appraisal of the equity interest or provide other restriction on the purchase price, the purchase price shall be the lowest price permitted under the applicable PRC laws and regulations. As the Domestic Companies are already contractually controlled affiliates to our company, Recon-BJ's purchase of the Domestic Companies' equity would not bring immediate benefits to our company and the exercise of the option and payment of the purchase prices could adversely affect our financial position and available working capital.

Our dual class structure may be dilutive to the voting power of Class A Ordinary Shareholders.

On April 5, 2021, at the 2021 annual meeting, to implement a dual class structure, our shareholders approved (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000, divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000, divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, and (ii) a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association. The dual class structure of our ordinary shares has the effect of concentrating voting control with holders of Class B Ordinary Shares. Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2024, 2025 and 2026. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

17

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. However, Cayman Islands statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter's shares if it is not possible for the dissenter and the Company to agree a fair price within the time limits prescribed. Also, our Cayman Islands counsel is not aware of a significant number of reported derivative actions having been brought in Cayman Islands courts. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings which are similar. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

As we are a Cayman Islands company and most of our assets are outside the United States, it will be extremely difficult to acquire jurisdiction and enforce liabilities against us and our officers, directors and assets based in China.

We are a Cayman Islands exempt company, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Cayman Islands Companies Law (2013 Revision) and other applicable Cayman Islands laws. Certain of our directors and officers reside outside of the United States. In addition, the Company's assets will be located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States' courts, including judgments relating to United States federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands and of other offshore jurisdictions would recognize or enforce judgments of United States' courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof on the grounds that such provisions are penal in nature, or be competent to hear original actions brought in the Cayman Islands or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Our Cayman Islands' counsel has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands' judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere. Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court.

Risks Related to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China ("CAC") has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

Because of the VIEs and their subsidiaries in China and given the Chinese government's significant oversight and discretion over the conduct of our business operations there, the Chinese government may seek to affect our operations, including our ability to offer securities to investors, list our securities on a U.S. or other foreign exchange, conduct our business or accept foreign investment. The Chinese government may intervene or influence the Company's current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could lead to a material change in the Company's operations and/or the value of our ordinary shares and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a "non-inspection" year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Our predecessor auditors, Marcum Asia CPAs LLP ("Marcum Asia") and Friedman LLP ("Friedman"), both of which are independent registered public accounting firms and which Friedman issued the audit report included elsewhere in this report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor's compliance with the applicable professional standards. Marcum Asia did not issue an audit report.

On February 7, 2023, the Company's Board of Directors determined and ratified the Audit Committee's approval of the proposed appointment of Marcum Asia as the Company's independent registered public accounting firm. The services previously provided by Friedman are now provided by Marcum Asia.

The Company was notified by Friedman, the Company's then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company's independent registered public accounting firm through February 1, 2023. On February 1, 2023, the Audit Committee approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company.

On August 22, 2023, we appointed Enrome LLP as its independent registered public accounting firm. Enrome LLP replaced Marcum Asia which we dismissed on August 22, 2023. The appointment of Enrome LLP was made after careful consideration and evaluation process and was been approved by our audit committee of our board of directors. Our decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company's decision to terminate Marcum Asia was based on cost control concerns.

Marcum Asia and formerly Friedman are headquartered in New York, New York and have been subject to inspection by the PCAOB on a regular basis. Our current auditor, Enrome LLP, an independent registered public accounting firm, has been retained to audit the financial statements for the fiscal year ended June 30, 2023. Enrome LLP is subject to PCAOB inspections and the PCAOB is able to inspect our auditor. We cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor's audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Enrome LLP, Marcum Asia or Friedman are unable to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President's Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company's auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report.

On June 22, 2021, the U.S. Senate passed a bill titled as the Accelerating Holding Foreign Companies Accountable Act, or AHFCA Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Further, the PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC's approval and it remains when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations and or PCAOB's rule will be adopted.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act, subject to SEC approval. The final rules adopted by the SEC relating to the HFCA Act became effective on January 10, 2022.

On August 26, 2022, the SEC announced that the PCAOB signed a Statement of Protocol with the CRSC and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data.

20

The implications of this possible regulation in addition to the requirements of the HFCA Act and possibly, the AHFCA Act, if enacted, are uncertain. If the PCAOB, SEC, and CRSC are unable to agree on a framework under the Statement of Protocol, the lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Such uncertainty could cause the market price of our shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act or the AHFCA Act. If our shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our shares.

The Chinese government exerts oversight and control over overseas offerings and listing conducted by China-based issuers under the Listing Records Rules and/or the Confidentiality Provisions, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission ("CSRC") issued the Listing Records Rules, including the Trial Measures, for the administration of overseas listing filing system, which became effective on March 31, 2023. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market are required to undertake filing procedures with the CSRC for its overseas offering and listing activities. Further, the Trial Measures set forth a list of circumstance under which overseas offering and listing by PRC domestic companies is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the company established in mainland China, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Class A Ordinary Shares on Nasdaq is deemed as an indirect overseas offering and listing by companies established in China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this annual report, none of the circumstances prohibiting the overseas offering and listing by companies established in China as listed above applies to us, and we can offer and continue to offer our Class A Ordinary Shares on Nasdaq.

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an "Existing Issuer" because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required by the Trial Measures in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or the Domestic Companies in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or the Domestic Companies, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the "Confidentiality Provisions"), which will come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, companies established in China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such companies established in China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Once effective, any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Any failure of us or the Domestic Companies to fully comply with the Listing Records Rules, once effective, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

The holding company may be subject to approval or other requirement from PRC authorities in connection with this offering, and, if required, we cannot assure you that we will be able to obtain such approval or satisfy such requirement. If we failed to obtain such approval or satisfy such requirement, we may not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and the value of our Class A Ordinary Shares may decrease or become worthless.

As of the date of this prospectus, we or the Domestic Companies have not received any requirement to obtain permission or approval from CSRC or Cyberspace Administration of China. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the "Opinions on Severely Cracking Down on Illegal Securities Activities According to Law," or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges (including retroactively), and even if such permission is obtained, whether it will be denied or rescinded. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our future business and operations.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our future business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our future business and operating results.

Adverse changes in China's political, economic or social conditions or government policies could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially adversely affect our competitive position.

We conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

- the higher level of government involvement;

- the early stage of development of the market-oriented sector of the economy;

- the relatively rapid growth rate;

- the higher level of control over foreign exchange; and

- the allocation policies of resources.

While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. The PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with any future offering, we may be subjected to the U.S. Foreign Corrupt Practices Act ("FCPA"), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We may also be subjected to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. Going forward, we may have operations, agreements with third parties, and make sales in China, which may experience corruption. Our future activities in China may create the risk of unauthorized payments or offers of payments by one of the employees of our Company, because sometimes these employees are out of our control. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The PRC government may issue further restrictive measures in the future.

We cannot assure you that the PRC's government will not issue further restrictive measures in the future. The PRC government's restrictive regulations and measures could increase our existing and future operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our existing and future business operations, which could further adversely affect our business and prospects.

We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We may be subject relating various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between us, the Domestic Companies, our subsidiaries and other parties with which we have commercial relations.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cybersecurity Law which was promulgated on November 7, 2016 and became effective on June 1, 2017 provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On June 10, 2021, the Standing Committee of the National People's Congress of China promulgated the Data Security Law which shall take effect in September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

On August 20, 2021, the Standing Committee of the National People's Congress adopted the Personal Information Security Law, which shall come into force as of November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

In addition, on July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security.

On December 28, 2021, the CAC, the National Development and Reform Commission ("NDRC"), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures. According to the Revised Review Measures, if an "online platform operator" that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

We do not collect, process or use personal information of entities or individuals other than what is necessary for our business and do not disseminate such information. We do not operate mobile apps and we do not possess information on more than a million entities/individuals. Although we believe we currently are not required to obtain clearance from the Cyberspace Administration of China under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities, we face uncertainties as to the interpretation or implementation of such regulations or rules, and if required, whether such clearance can be timely obtained, or at all.

Compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our shares in the future. There are also uncertainties with respect to how the PRC Cybersecurity Law, the PRC National Security Law and the Data Security Law will be implemented and interpreted in practice. PRC regulators, including the Ministry of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, including for mobile apps, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiary in the PRC, Recon-BJ, which is a wholly foreign owned enterprise in China. Recon-BJ is generally subject to laws and regulations applicable to foreign invested enterprises in China and intellectual property protections. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, a series of new PRC laws and regulations have significantly enhanced the protections afforded to intellectual property rights and various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early stage of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

25

We may be subject to foreign exchange controls in the PRC.

Our PRC subsidiary and affiliates are subject to PRC rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange ("SAFE") regulates the conversion of the RMB into foreign currencies. Currently, foreign investment enterprises ("FIEs") are required to apply to SAFE for "Foreign Exchange Registration Certificate for FIEs." Recon-BJ is an FIE. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the "recurrent account" and the "capital account." Currently, conversion within the scope of the "recurrent account" can be affected without requiring the approval of SAFE. However, conversion of currency in the "capital account" (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE. Accordingly, compliance with SAFE requirements may limit how we are able to use our funds, in ways that we would not be limited if we operated in countries other than China.

Fluctuations in exchange rates could adversely affect the value of our securities.

Changes in the value of the RMB against the U.S. dollar and other foreign currencies are affected by, among other things, changes in China's political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on our shares in U.S. dollar terms. For example, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. We do not plan to enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents, if applied to us, may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into Recon-IN and Recon-BJ, limit Recon-IN's and Recon-BJ's ability to distribute profits to us or otherwise materially adversely affect us.

On October 21, 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an "offshore special purpose company," for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before November 1, 2005, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company (Recon-IN and Recon-BJ for our company) may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Because of uncertainty over how the SAFE notice will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, Recon-IN's, Recon-BJ's and any prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our company's PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary's ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Under the Enterprise Income Tax Law, we may be classified as a "Resident Enterprise" of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and it is implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

On April 22, 2009, the State Administration of Taxation of China, or the SAT, issued the Circular Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the SAT Notice 82, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or enterprise group. Pursuant to the SAT Notice 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or enterprise group will be classified as a "non-domestically incorporated resident enterprise" if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. After SAT Notice 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Notice 82 and clarify the reporting and filing obligations of such "non-domestically incorporated resident enterprise." SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. On January 29, 2014, the SAT issued Announcement of the State Administration of Taxation on Recognizing Resident Enterprises Based on the Criteria of de facto Management Bodies, to further clarify the reporting and filing procedure for offshore entities controlled by a Chinese enterprise or enterprise group and recognized as a resident enterprise.

The determining criteria set forth in SAT Notice 82 and SAT Bulletin 45 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that Recon or its subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we complete our sales, including export sales, in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as "qualified investment income between resident enterprises" and therefore qualify as "tax-exempt income" pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new "resident enterprise" classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC stockholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their shares of ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a "resident enterprise" by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

27

PRC regulations and potential registration requirements relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate.

On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce ("MOC"), the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules significantly revised China's regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOC as a key regulator for issues related to mergers and acquisitions in China and requiring MOC approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

Among other things, the M&A Rules include new provisions that purport to require that an offshore SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV's securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

If the PRC regulatory authorities take the view that the VIE Agreements constitute a reverse merger acquisition or round-trip investment in related party transactions without the approval of the national offices of MOC, they could invalidate the VIE Agreements. Additionally, the PRC regulatory authorities may take the view that any public offering plan will require the prior approval of CSRC. If we cannot obtain MOC or CSRC approval in case we are required to do so, our business and financial performance will be materially adversely affected. We may also face regulatory actions or other sanctions from the MOC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds of this or any other offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares.

Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our Class A Ordinary Shares.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, the CAC issued the Measures of Cybersecurity Review (Revised Draft for Comments) on July 10, 2021, which requires certain operators who wish to list abroad to file a cybersecurity review with the Office of Cybersecurity Review, such as operators with personal information of more than one million users. The Cybersecurity Administration of China issued the revised Measures for Cybersecurity Review ("Revised Review Measures") on December 28, 2021. The New Measures amends the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021. The New Measures came into effect on February 15, 2022. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. We have not obtained the approval from either the CSRC or the Office of Cybersecurity Review for this offering, and as advised by our PRC counsel, we do not believe that such approval is necessary under these circumstances or for the time being. We cannot assure you, however, that the regulators will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

PRC registration requirements for stock option plans of overseas publicly-listed companies may restrict our ability to adopt equity compensation plans for our directors and employees or otherwise limit our PRC subsidiaries' ability to distribute profits to us.

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Notice and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must collectively retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also collectively retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to compensate our employees and directors through equity compensation, limited our PRC subsidiaries' ability to distribute dividends to us, or otherwise materially adversely affect our business.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment in us.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

The PRC has historically lagged in western style management, governance and financial reporting concepts and practices, as well as in modern banking, and other control systems. Our current management has little experience with western style management, governance and financial reporting concepts and practices, and we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, and especially given that we are a publicly listed company in the U.S. and subject to regulation as such, we may experience difficulty in establishing management, governance, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards. We may have difficulty establishing adequate management, governance, legal and financial controls in the PRC. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002 and other applicable laws, rules and regulations. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business and the public announcement of such deficiencies could adversely impact our stock price.

The recent joint statement by the SEC, proposed rule changes submitted by NASDAQ, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company's auditors for three consecutive years, the issuer's securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. The PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. The final rules adopted by the SEC relating to the HFCA Act became effective on January 10, 2022.

On May 21, 2021, NASDAQ filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a "Restrictive Market", (ii) prohibit Restrictive Market companies from directly listing on NASDAQ Capital Market, and only permit them to list on NASDAQ Global Select or NASDAQ Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company's auditors.

On August 26, 2022, the SEC announced that the PCAOB signed a Statement of Protocol with the CRSC and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our future offerings, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

Risks Related to Our Ordinary Shares

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

● the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

● the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

● the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

● the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Capital Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ Capital Market corporate governance listing standards. However, NASDAQ Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Capital Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional Class A Ordinary Shares or other securities convertible into or exchangeable for our Class A Ordinary Shares at prices that may not be the same as the price per share you paid. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by existing investors, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional Class A Ordinary Shares, or securities convertible or exchangeable into Class A Ordinary Shares, in future transactions may be higher or lower than the price per share paid by existing investors.

We do not intend to pay dividends in the foreseeable future.

We have never paid cash dividends on our Class A Ordinary Shares. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and currently do not plan to pay any cash dividends in the foreseeable future.

31

Future sales of a significant number of our Class A Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares.

Future sales of a substantial number of our Class A Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities. If any existing shareholder or shareholders sell a substantial amount of our Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued Class A Ordinary Shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our Class A Ordinary Shares.

If we fail to satisfy applicable listing standards, our ordinary shares may be delisted from the NASDAQ Capital Market.

On April 27, 2023, we received a letter from the Listings Qualifications Department of The Nasdaq Capital Market ("Nasdaq") notifying us that the minimum closing bid price per share for our Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of our Ordinary Shares, and the shares have continued to trade uninterrupted under the symbol "RCON."

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of one hundred eighty (180) calendar days, or until October 24, 2023 (the "Compliance Period"), to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the our Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed.

In the event the Registrant does not regain compliance by October 24, 2023, the Registrant may be eligible for an additional 180 calendar day grace period. To qualify, the Registrant will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Registrant chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to the expiration of the second compliance period.

We intend to regain compliance with Nasdaq's minimum bid price requirement during the Compliance Period. There can be no assurances, however, that we will be successful in satisfying the Minimum-Bid Price Requirement or the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq. It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, and Nasdaq may delist our shares if we cannot regain compliance timely.

Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. If our common stock is delisted by the NASDAQ the price of our ordinary shares decline.

The market price for our securities may be volatile, which could result in substantial losses to investors.

The market price for our Class A Ordinary Shares has been, and is likely to remain, volatile and subject to wide fluctuations in response to factors including the following:

● actual or anticipated fluctuations in our quarterly operating results;

● changes in the Chinese petroleum and energy industries;

● changes in the Chinese economy;

● announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- future sales of our Class A Ordinary Shares;

- period to period fluctuations in our financial results;

- low trading volume of our Class A Ordinary Shares;

- additions or departures of key personnel; or

- potential litigation.

We expect that any other securities of our Company are likely to be similarly volatile. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. As a result, to the extent shareholders sell our securities in negative market fluctuation, they may not receive a price per share that is based solely upon our business performance. We cannot guarantee that shareholders will not lose some of their entire investment in our securities.

NASDAQ may apply additional and more stringent criteria for our continued listing.

NASDAQ Listing Rule 5101 provides NASDAQ with broad discretionary authority over the continued listing of securities in NASDAQ and NASDAQ may use such discretion to deny apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities meet all enumerated criteria for continued listing on NASDAQ. In addition, NASDAQ has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including but not limited to where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company's audit. For the aforementioned concerns, we may be subject to the additional and more stringent criteria of NASDAQ for our continued listing.

33

PART II

ITEM 16. **[RESERVED]**

ITEM 16A. **AUDIT COMMITTEE FINANCIAL EXPERT**

The Company's board of directors has determined that Mr. Nelson Wong qualifies as an "audit committee financial expert" in accordance with applicable Nasdaq Capital Market standards. The Company's board of directors has also determined that Mr. Wong and the other members of the Audit Committee are all "independent" in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B. **CODE OF ETHICS**

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company's directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.recon.cn.

ITEM 16C. **PRINCIPAL ACCOUNTANT FEES AND SERVICES**

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year 2022. Effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company's independent registered public accounting firm through February 1, 2023.

On February 1, 2023, the Audit Committee of the Company approved the engagement of Marcum Asia to serve as the independent registered public accounting firm for fiscal year 2023. On August 22, 2023, Marcum Asia has been dismissed by the Audit Committee of the Company before completing the audit of fiscal year 2023.

On August 22, 2023, the Audit Committee of the Company approved the engagement of Enrome LLP to serve as the independent registered public accounting firm of the Company for fiscal year 2023.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year ended June 30, 2022, Friedman LLP's audit fees were $200,000. During fiscal year ended June 30, 2023, Marcum Asia CPAs LLP's audit fees were $170,000. Marcum Asia CPAs LLP's audit fees consisted of completed planning work and three weeks of field work. Our decision to dismiss the Marcum Asia CPAs LLP was primarily due to concerns about cost controls. The fees paid by the Company to Marcum Asia CPAs LLP were based on the contractually agreed fees for the audit progress until the Company's dismissal. Enrome LLP's audit fees were $170,000.

Audit-Related Fees

The Company paid $85,000 to Friedman LLP for audit-related services in fiscal years 2022. The Company paid $85,000 to Marcum Asia CPAs LLP and $25,000 to Friedman LLP for audit-related services in fiscal years 2023. Audit-related fees include the aggregate fees incurred for professional services rendered by our auditors for the review of our interim financial information and review of documents filed with the SEC.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for tax services in fiscal years 2023 and 2022.

All Other Fees

The Company has not incurred any other fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP other fees in fiscal years 2023 and 2022.

Audit Committee Pre-Approval Policies

Before Enrome LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company's audit committee. All services rendered by Enrome LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants' engagement to audit our consolidated financial statements for fiscal year 2023 that were attributed to work performed by persons other than Enrome LLP's full-time permanent employees was less than 5%.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company's equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2023.

ITEM 16F.   CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On August 22, 2023, we appointed Enrome LLP ("Enrome") as its independent registered public accounting firm, effective on the same day. Enrome replaced Marcum Asia, our former independent registered public accounting firm, which we dismissed on August 22, 2023. The appointment of Enrome was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of our board of directors. Our decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the two most recent fiscal years ended June 30, 2021 and 2022 and any subsequent interim period prior to engaging Enrome, neither the Company nor anyone on its behalf consulted Enrome regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Previously, on February 7, 2023, the Company's board of directors determined and ratified the audit committee's approval of the proposed appointment of Marcum Asia as the Company's independent registered public accounting firm. The services previously provided by Friedman were then provided by Marcum Asia up until its dismissal on August 22, 2023.

The Company was notified by Friedman, the Company's then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company's independent registered public accounting firm through February 1, 2023. On February 1, 2023, the audit committee approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company.

35

Friedman's reports on the consolidated financial statements of the Company for the fiscal years ended June 30, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company's two most recent fiscal years and through February 1, 2023, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended June 30, 2022 and 2021, or in the subsequent period through February 1, 2023.

We provided Marcum Asia and Friedman with a copy of the above statements and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Marcum Asia's letter dated August 25, 2023, to the SEC, regarding the disclosures herein under the heading "Change in Registrant's Certifying Accountant" is filed as Exhibit 16.1 to this annual report. A copy of Friedman's letter, dated February 8, 2023, is filed as Exhibit 16.1 to the Form 6-K filed on February 8, 2023.

ITEM 16G.   CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our Class A Ordinary Shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq's corporate governance requirements.

As noted above in the risk factor titled "We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.", The Nasdaq Capital Market allows foreign private issuers like our Company to opt to follow rules that apply in the issuer's home country instead of a given Nasdaq rule. NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

NASDAQ Rule 5635 requires shareholder approval for the issuance of securities: (i) in connection with the acquisition of stock or assets of another Company; (ii) when it would result in a change of control; (iii) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock at a price less than market value. Our Cayman Islands counsel, Campbells, has provided a letter to NASDAQ certifying that under Cayman Islands law and our Memorandum and Articles of Association, we are not prohibited from issuing shares without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under NASDAQ Rule 5635. Accordingly, we intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required.

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

**PART III**

ITEM 18.   FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19.   **EXHIBITS**

Exhibit No.	Description of Exhibit	Included	Form	Filing Date
1.1.1	Second Amended and Restated Articles of Association of the Registrant	By Reference	S-3	2016-09-19
1.1.2	Second Amended and Restated Memorandum of Association of the Registrant	By Reference	S-3	2016-09-19
1.1.3	Third Amended and Restated Articles of Association of the Registrant	By Reference	6-K	2021-04-06
1.1.4	Third Amended and Restated Memorandum of Association of the Registrant	By Reference	6-K	2021-04-06
2.1	Specimen Share Certificate	By Reference	6-K	2020-01-17
2.2	Form of Amended and Restated Warrant	By Reference	6-K	2020-06-30
2.3	Form of Convertible Note	By reference	6-K	2020-11-25
2.4	Form of Pre-Funded Warrant	By Reference	6-K	2021-06-16
2.5	Form of Warrant	By reference	6-K	2021-06-16
2.6	Specimen Share Certificate	By Reference	6-K	2021-04-12
4.1	2009 Stock Incentive Plan	By Reference	S-1/A	2009-06-10
4.2	2015 Stock Incentive Plan	By Reference	10-K	2016-09-28
4.3	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.4	Translation of Power of Attorney for rights of Chen Guangqiang in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.5	Translation of Power of Attorney for rights of Yin Shenping in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.6	Translation of Power of Attorney for rights of Li Hongqi in Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.7	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.8	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.9	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.10	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.11	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.12	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.13	Translation of Exclusive Technical Consulting Service Agreement between Recon Technology (Jining) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.14	Translation of Power of Attorney for rights of Chen Guangqiang in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.15	Translation of Power of Attorney for rights of Yin Shenping in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.16	Translation of Power of Attorney for rights of Li Hongqi in Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12

4.17	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.18	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.19	Translation of Exclusive Equity Interest Purchase Agreement between Recon Technology (Jining) Co. Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.20	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Chen Guangqiang and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.21	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Yin Shenping and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.22	Translation of Equity Interest Pledge Agreement between Recon Technology (Jining) Co., Ltd., Li Hongqi and Nanjing Recon Technology Co., Ltd.	By Reference	S-1/A	2008-08-12
4.23	Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28
4.24	Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals	By Reference	6-KA	2018-08-28
4.25	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24
4.26	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Beijing BHD Petroleum Technology Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen	By Reference	6-K	2019-04-24
4.27	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen about Beijing BHD Petroleum Technology Co., Ltd.	By Reference	6-K	2019-04-24
4.28	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2019-04-24
4.29	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Nanjing Recon Technology Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai	By Reference	6-K	2019-04-24
4.30	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai about Nanjing Recon Technology Co., Ltd.	By Reference	6-K	2019-04-24
4.31	Translation of Financial Support Commitment Letter from Two Major Shareholders dated August 31, 2019	By Reference	20-F	2019-10-01
4.32	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated September 24, 2019	By Reference	20-F	2019-10-01
4.33	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated March 17, 2020	By Reference	6-K	2020-03-18
4.34	Placement Agency Agreement, dated May 7, 2020, between the Company and Maxim Group LLC	By Reference	6-K	2020-05-26
4.35	Form of Securities Purchase Agreement, dated May 21, 2020, between the Company and the Purchasers	By Reference	6-K	2020-05-26
4.36	Form of Securities Purchase Agreement, dated June 26, 2020, between the Company and the Purchasers	By Reference	6-K	2020-06-30
4.37	Securities Purchase Agreement dated November 25, 2020	By reference	6-K	2020-11-27
4.38	Translation of Supplemental Agreement to the Investment Agreement with respect to Future Gas Station (Beijing) Technology Co., Ltd. dated February 4, 2021	By reference	6-K	2021-02-08

4.39	Share Acquisition Agreement, dated June 3, 2021	By reference	6-K	2021-06-04
4.40	Placement Agency Agreement, dated June 14, 2021, between the Company and Maxim Group LLC	By reference	6-K	2021-06-16
4.41	Form of Securities Purchase Agreement dated June 14, 2021, between the Company and the Purchasers	By reference	6-K	2021-06-16
4.4	Form of Securities Purchase Agreement dated March 15, 2023, between the Company and the Purchasers	By reference	6-K	2023-03-20
4.43	2021 Equity Incentive Plan	By Reference	6-K	2021-04-06
8.1	List of subsidiaries of the Company	Herewith		
11.1	Code of Ethics of the Company	By Reference	10-K	2009-09-28
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith		
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith		
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith		
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith		
15.1	Consent of Friedman LLP	Herewith		
15.2	Consent of Enrome LLP	Herewith		
16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated August 25, 2023	By reference	6-K	2023-08-25
16.2	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated February 8, 2023	By reference	6-K	2023-02-08
99.1	RECON ISSUES SHAREHOLDER UPDATE	By Reference	6-K	2022-07-21
99.3	Recon Technology reports financial results for FY2021	By Reference	6-K	2021-04-05
99.3	Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2022	By Reference	6-K	2022-03-31
99.4	Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2023	By Reference	20-F	2023-10-30
101.INS	Inline XBRL Instance Document.			
101.SCH	Inline XBRL Taxonomy Extension Schema Document.			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.			
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.			
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.			
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)			

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Recon Technology, Ltd.

By: /s/ Yin Shenping
Name: Yin Shenping
Title: Chief Executive Officer

Date: March 22, 2024

RECON TECHNOLOGY, LTD



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Recon Technology, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd. and its subsidiaries (collectively, the "Company") as of June 30, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholder's equity, and cash flows for the year ended June 30, 2023 including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Enrome LLP

We have served as the Company's auditor since 2023.

Singapore
October 27, 2023

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and
Stockholders of Recon Technology, Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Recon Technology, Ltd and Subsidiaries (collectively, the "Company") as of June 30, 2021 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

One Liberty Plaza, 165 Broadway, 21st Floor, New York, NY 10006 p 212.842.7000   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK

Assessment of impairment for goodwill

Description of Critical Audit Matter

As described in Note 3, the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. Management performed evaluation with the assistance of an independent valuation firm on the impairment of goodwill and recorded an impairment loss on goodwill of ¥2,266,893 ($338,457) for the year ended June 30, 2022.

We identified the assessment of impairment for goodwill as a critical audit matter because there is a high degree of subjective auditor judgement in assessing the assumptions used to determine the free cash flow projection used to develop the fair value of the underlying assets.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We read the accounting memo prepared by the Company. We evaluated management's application of the relevant accounting standards. We also engaged a specialist to assist us in the evaluation of the Company's valuation methodology and tested the significant assumptions used by the Company to develop forecasted results and discounted cash flows.

/s/ Friedman LLP

Friedman LLP

We have served as the Company's auditor since 2011.
New York, New York
October 28, 2022

F-3

RECON TECHNOLOGY, LTD
CONSOLIDATED BALANCE SHEETS

		As of June 30 2022 RMB	As of June 30 2023 RMB	As of June 30 2023 U.S. Dollars
ASSETS				
Current assets				
Cash	¥	316,974,857	¥ 104,125,800	$ 14,359,604
Restricted cash		723,560	731,545	100,885
Short-term investments		—	184,184,455	25,400,198
Notes receivable		10,828,308	3,742,390	516,099
Accounts receivable, net		22,577,980	27,453,415	3,785,999
Inventories, net		3,894,369	6,330,701	873,044
Other receivables, net		5,501,833	2,185,733	301,427
Loans to third parties		50,383,822	123,055,874	16,970,181
Purchase advances, net		178,208	2,680,456	369,652
Contract costs, net		33,858,820	49,572,685	6,836,386
Prepaid expenses		420,284	350,119	48,284
Prepaid expenses- related parties		275,000	—	—
Total current assets		445,617,041	504,413,173	69,561,759
Property and equipment, net		25,474,162	24,752,864	3,413,576
Construction in progress		239,739		
Intangible assets, net		5,950,000	—	—
Long-term other receivables, net		1,564,381	3,640	502
Goodwill		4,730,002	—	—
Operating lease right-of-use assets (including ¥765,241 and ¥335,976 ($46,333) from a related party as of June 30, 2022 and 2023, respectively)		6,666,759	2,654,900	366,127
Total Assets	¥	490,242,084	¥ 531,824,577	$ 73,341,964
LIABILITIES AND EQUITY				
Current liabilities				
Short-term bank loans	¥	10,000,000	¥ 12,451,481	$ 1,717,138
Accounts payable		16,739,989	10,791,721	1,488,246
Other payables		3,533,918	5,819,010	802,478
Other payable- related parties		2,240,135	2,592,395	357,508
Contract liabilities		2,001,277	2,748,365	379,017
Accrued payroll and employees' welfare		2,250,547	2,382,516	328,564
Taxes payable		2,210,958	1,163,006	160,386
Short-term borrowings - related parties		9,009,156	20,018,222	2,760,639
Long-term borrowings - related party - current portion		999,530		
Operating lease liabilities - current (including ¥429,265 and ¥335,976 ($46,333) from a related party as of June 30, 2022 and 2023, respectively)		3,892,774	3,066,146	422,841
Total Current Liabilities		52,878,284	61,032,862	8,416,817
Operating lease liabilities - non-current (including ¥335,976 and ¥nil ($nil) from a related party as of June 30, 2022 and 2023, respectively)		2,184,635	25,144	3,468
Long-term borrowings - related party		5,511,076	—	—
Contract liabilities - non-current		106,000	—	—
Warrant liability		16,677,328	31,615,668	4,360,000
Total Liabilities		77,357,323	92,673,674	12,780,285
Commitments and Contingencies				
Equity				
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 29,700,718 shares and 40,528,218 shares issued and outstanding as of June 30, 2022 and 2023, respectively		18,001,670	24,912,822	3,435,635
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and 2023, respectively		2,408,498	4,340,731	598,614
Additional paid-in capital		496,038,696	551,118,133	76,002,666
Statutory reserve		4,148,929	4,148,929	572,163
Accumulated deficit		(111,273,525)	(170,440,826)	(23,504,865)
Accumulated other comprehensive income		11,307,461	35,127,173	4,844,259
Total shareholders' equity		420,631,729	449,206,962	61,948,472
Non-controlling interests		(7,746,968)	(10,056,059)	(1,386,793)
Total equity		412,884,761	439,150,903	60,561,679
Total Liabilities and Equity	¥	490,242,084	¥ 531,824,577	$ 73,341,964

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RECON TECHNOLOGY, LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the years ended June 30,						
		2021		**2022**		**2023**		**2023**
		RMB		**RMB**		**RMB**		**USD**
Revenue								
Revenue - third parties	¥	47,852,918	¥	83,777,571	¥	67,114,378	$	9,255,496
Revenue - related party		85,657		—		—		—
Revenue		47,938,575		83,777,571		67,114,378		9,255,496
Cost of revenue								
Cost of revenue - third parties		40,723,547		64,352,834		48,247,395		6,653,620
Cost of revenue		40,723,547		64,352,834		48,247,395		6,653,620
Gross profit		7,215,028		19,424,737		18,866,983		2,601,876
Selling and distribution expenses		8,038,965		10,150,802		10,638,978		1,467,182
General and administrative expenses		45,949,157		83,281,958		76,784,396		10,589,052
Allowance for (net recovery of) credit losses		8,191,247		(658,823)		(9,038,985)		(1,246,533)
Impairment loss of property and equipment and other long-lived assets		768,312		—		1,009,124		139,165
Research and development expenses		5,846,295		8,964,217		8,806,205		1,214,431
Operating expenses		68,793,976		101,738,154		88,199,718		12,163,297
Loss from operations		(61,578,948)		(82,313,417)		(69,332,735)		(9,561,421)
Other income (expenses)								
Subsidy income		355,667		11,993		325,425		44,878
Interest income		918,629		5,367,979		13,603,487		1,876,007
Interest expense		(2,210,005)		(1,522,526)		(2,514,850)		(346,814)
Income (loss) from investment in unconsolidated entity		(266,707)		15,411		—		—
Gain in fair value changes of warrants liability		35,365,792		174,485,575		6,116,000		843,435
Remeasurement gain of previously held equity interests in connection with step acquisition		979,254		—		—		—
Foreign exchange transaction gain (loss)		(146,898)		(118,456)		241,652		33,325
Impairment loss on goodwill and intangible assets		—		(2,266,893)		(9,980,002)		(1,376,305)
Other income		192,137		15,855		82,970		11,442
Other income, net		35,187,869		175,988,938		7,874,682		1,085,968
Income (loss) before income tax		(26,391,079)		93,675,521		(61,458,053)		(8,475,453)
Income tax expenses (benefit)		(524,251)		(613,874)		18,339		2,529
Net income (loss)		(25,866,828)		94,289,395		(61,476,392)		(8,477,982)
Less: Net loss attributable to non-controlling interests		(3,034,094)		(1,297,400)		(2,309,091)		(318,438)
Net income (loss) attributable to Recon Technology, Ltd	¥	(22,832,734)	¥	95,586,795	¥	(59,167,301)	$	(8,159,544)
Comprehensive income (loss)								
Net income (loss)		(25,866,828)		94,289,395		(61,476,392)		(8,477,982)
Foreign currency translation adjustment		(850,895)		9,332,625		23,819,712		3,284,889
Comprehensive income (loss)		(26,717,723)		103,622,020		(37,656,680)		(5,193,093)
Less: Comprehensive loss attributable to non- controlling interests		(3,034,094)		(1,297,400)		(2,309,091)		(318,438)
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥	(23,683,629)	¥	104,919,420	¥	(35,347,589)	$	(4,874,655)
Earnings (loss) per share - basic and diluted	¥	(1.80)	¥	3.19	¥	(1.74)	$	(0.24)
Weighted - average shares -basic and diluted		12,697,024		30,002,452		33,923,112		33,923,112

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				Additional Paid-in Capital	Statutory Reserve	Accumulated deficit	Accumulated Other Comprehensive income	Stockholders' Equity	Non-controlling Interest	Total Equity	Total Equity
	Number of Class A Shares*	Amount (RMB)	Number of Class B Shares*	Amount (RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)
Balance, June 30, 2020	7,202,832	¥ 4,577,233	—	¥ —	¥ 282,505,455	¥ 4,148,929	¥ (184,027,586)	¥ 2,825,731	¥ 110,029,762	¥ 10,614,526	¥ 120,644,288	$ 16,637,609
Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	50,000	50,000	6,895
Step acquisition of FGS	—	—	—	—	—	—	—	—	—	34,790,000	34,790,000	4,797,760
Capital contribution receivable due from non-controlling Interest	—	—	—	—	—	—	—	—	—	(50,000,000)	(50,000,000)	(6,895,315)
Stock issuance	6,014,102	3,579,783	—	—	77,511,358	—	—	—	81,091,141	—	81,091,141	11,182,980
Stock issuance for warrants exercised	2,591,112	1,563,589	—	—	19,566,446	—	—	—	21,130,035	—	21,130,035	2,913,965
Proceeds from Pre-founded warrants	1,330,000	791,658	—	—	29,484,911	—	—	—	30,276,569	—	30,276,569	4,175,330
Issuance of common stock in exchange of shares of Starry, net of issuance costs	316,345	187,133	—	—	27,488,317	—	—	—	27,675,450	—	27,675,450	3,816,619
Stock issuance for convertible notes redemption	9,225,338	5,528,591	—	—	36,907,078	—	—	—	42,435,669	—	42,435,669	5,852,146
Restricted shares issued for management	188,662	112,839	—	—	6,027,198	—	—	—	6,140,037	—	6,140,037	846,750
Net loss for the year	—	—	—	—	—	—	(22,832,734)	—	(22,832,734)	(3,034,094)	(25,866,828)	(3,567,199)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(850,895)	(850,895)	—	(850,895)	(117,344)
Balance, June 30, 2021	26,868,391	¥ 16,340,826	—	¥ —	¥ 479,490,763	¥ 4,148,929	¥ (206,860,320)	¥ 1,974,836	¥ 295,095,034	¥ (7,579,568)	¥ 287,515,466	$ 39,650,196
Capital contribution in non-controlling interests	—	—	—	—	—	—	—	—	—	1,130,000	1,130,000	155,834
Restricted shares issued for services	1,550,000	911,760	—	—	8,024,159	—	—	—	8,935,919	—	8,935,919	1,232,320
Stock issuance for Pre-founded warrants	1,470,000	859,413	—	—	(766,092)	—	—	—	93,321	—	93,321	12,870
Cancellation of ordinary shares issued to Starry Lab	(316,345)	(187,133)	—	—	(27,488,317)	—	—	—	(27,675,450)	—	(27,675,450)	(3,816,619)
Restricted shares issued for management	128,672	76,804	4,100,000	2,408,498	36,778,183	—	—	—	39,263,485	—	39,263,485	5,414,682
Net income (loss) for the year	—	—	—	—	—	—	95,586,795	—	95,586,795	(1,297,400)	94,289,395	13,003,100
Foreign currency translation adjustment	—	—	—	—	—	—	—	9,332,625	9,332,625	—	9,332,625	1,287,028
Balance, June 30, 2022	29,700,718	18,001,670	4,100,000	2,408,498	496,038,696	4,148,929	(111,273,525)	11,307,461	420,631,729	(7,746,968)	412,884,761	56,939,411
Stock issuance	8,827,500	5,634,560	—	—	22,540,433	—	—	—	28,174,993	—	28,174,993	3,885,509
Restricted shares issued for services	1,000,000	638,296	—	—	5,167,544	—	—	—	5,805,840	—	5,805,840	800,662
Proceeds from Pre-founded warrants	—	—	—	—	3,750,282	—	—	—	3,750,282	—	3,750,282	517,188
Restricted shares issued for management	1,000,000	638,296	3,000,000	1,932,233	23,621,178	—	—	—	26,191,707	—	26,191,707	3,612,002
Net income loss for the year	—	—	—	—	—	—	(59,167,301)	—	(59,167,301)	(2,309,091)	(61,476,392)	(8,477,982)
Foreign currency translation adjustment	—	—	—	—	—	—	—	23,819,712	23,819,712	—	23,819,712	3,284,889
Balance, June 30, 2023	40,528,218	¥ 24,912,822	7,100,000	¥ 4,340,731	¥ 551,118,133	¥ 4,148,929	¥ (170,440,826)	¥ 35,127,173	¥ 449,206,962	¥ (10,056,059)	¥ 439,150,903	$ 60,561,679

*Retrospectively restated for effect of changing in class of shares on April 5, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

RECON TECHNOLOGY, LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,			
	2021	2022	2023	2023
	RMB	RMB	RMB	U.S. Dollars
Cash flows from operating activities:				
Net income (loss)	¥ **(25,866,828)**	¥ **94,289,395**	¥ **(61,476,392)**	$ **(8,477,982)**
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation and amortization	3,150,789	3,339,868	3,683,586	507,990
Loss (gain) from disposal of equipment	19,590	48,628	(12,782)	(1,763)
Gain in fair value changes of warrants liability	(35,365,792)	(174,485,575)	(6,116,000)	(843,435)
Amortization of offering cost of warrants	12,584,024	—	1,483,306	204,557
Allowance for (net recovery of) credit losses	8,191,247	(658,823)	(9,038,985)	(1,246,533)
Allowance for slow moving inventories	654,673	266,285	484,644	66,835
Impairment loss of property and equipment and other long-lived assets	768,312	—	1,009,124	139,165
Impairment loss on goodwill and intangible assets	—	2,266,893	9,980,002	1,376,305
Amortization of right of use assets	1,866,803	3,138,518	3,252,066	448,480
Restricted shares issued for management and employees	6,140,037	39,263,485	26,191,707	3,612,002
Restricted shares issued for services	—	8,935,919	5,805,840	800,662
Remeasurement gain of previously held equity interests in connection with step acquisition	(979,254)	—	—	—
Loss (income) from investment in unconsolidated entity	266,707	(15,411)	—	—
Deferred tax benefit	(425,913)	(624,087)	—	—
Interest expenses related to convertible notes	430,416	—	—	—
Accrued interest income from loans to third parties	—	(270,563)	(7,997,961)	(1,102,969)
Accrued interest income from short-term investment	—	—	(2,901,955)	(400,198)
Changes in operating assets and liabilities:				
Notes receivable	(2,124,748)	(4,522,674)	7,085,917	977,193
Accounts receivable	18,326,410	3,811,866	(495,784)	(68,372)
Accounts receivable-related party	3,409,912	—	—	—
Inventories	(2,502,263)	(689,291)	(2,373,013)	(327,253)
Other receivables	(338,468)	285,786	(1,307,694)	(180,339)
Other receivables-related parties	—	—	(64,122)	(8,843)
Purchase advances	(899,371)	865,430	(2,575,198)	(355,136)
Contract costs	(21,944,876)	15,422,513	(14,236,539)	(1,963,309)
Prepaid expense	143,354	(274,215)	70,164	9,676
Prepaid expense - related parties	(433,000)	158,000	275,000	37,924
Operating lease liabilities	(2,762,949)	(1,594,702)	(3,061,303)	(422,173)
Accounts payable	(2,109,944)	(5,523,938)	(1,710,898)	(235,944)
Other payables	5,685,188	(6,329,042)	2,270,104	313,062
Other payables-related parties	(2,577,610)	969,468	352,260	48,579
Contract liabilities	4,160,456	(5,578,999)	641,087	88,410
Accrued payroll and employees' welfare	(1,593,822)	296,065	131,971	18,200
Taxes payable	76,452	961,964	(1,036,483)	(142,938)
Net cash used in operating activities	**(34,050,468)**	**(26,247,237)**	**(51,688,331)**	**(7,128,147)**
Cash flows from investing activities:				
Purchases of property and equipment	(522,416)	(692,206)	(940,673)	(129,725)
Proceeds from disposal of equipment	—	—	31,950	4,406
Repayments of loans to third parties	5,150,377	171,435,032	40,113,311	5,531,879
Payments made for loans to third parties	(51,638,458)	(171,071,510)	(103,146,761)	(14,224,589)
Payments for short-term investments	—	—	(290,051,964)	(39,999,995)
Redemption of short-term investments	—	—	108,769,464	14,999,995
Step acquisition of FGS, net of cash	471,843	—	—	—
Net cash used in investing activities	**(46,538,654)**	**(328,684)**	**(245,224,673)**	**(33,818,029)**
Cash flows from financing activities:				
Proceeds from short-term bank loans	16,020,000	10,000,000	13,491,481	1,860,560
Repayments of short-term bank loans	(10,540,000)	(15,000,000)	(11,040,000)	(1,522,486)
Proceeds from short-term borrowings	3,660,000	—	—	—
Repayments of short-term borrowings	(3,360,000)	(530,000)	—	—
Proceeds from short-term borrowings-related parties	18,400,000	11,100,000	15,013,115	2,070,403
Repayments of short-term borrowings-related parties	(15,950,000)	(14,770,000)	(9,000,000)	(1,241,157)
Proceeds from long-term borrowings-related party	—	—	—	—
Repayments of long-term borrowings-related party	(816,952)	(892,701)	(1,499,667)	(206,813)
Proceeds from warrants issued with common stock	212,051,414	—	17,493,069	2,412,405
Proceeds from sale of ordinary shares, net of issuance costs	81,091,141	—	28,174,993	3,885,509
Proceeds from sale of prefunded warrants, net of issuance costs	30,276,569	93,321	3,750,282	517,188
Proceeds from stock issuance for warrants exercised	21,130,035	—	—	—
Proceeds from issuance of convertible notes	42,014,616	—	—	—
Capital contribution by non-controlling shareholders	50,000	—	—	—
Net cash provided by (used in) financing activities	**394,026,823**	**(9,999,380)**	**56,383,273**	**7,775,609**
Effect of exchange rate fluctuation on cash and restricted cash	**224,365**	**10,275,148**	**27,688,659**	**3,818,441**
Net increase (decrease) in cash and restricted cash	**313,662,066**	**(26,300,153)**	**(212,841,072)**	**(29,352,126)**
Cash and restricted cash at beginning of year	**30,336,504**	**343,998,570**	**317,698,417**	**43,812,615**
Cash and restricted cash at end of year	¥ **343,998,570**	¥ **317,698,417**	¥ **104,857,345**	$ **14,460,489**
Supplemental cash flow information				
Cash paid during the year for interest	¥ **1,682,863**	¥ **1,427,174**	¥ **1,200,699**	$ **165,584**
Cash paid during the year for taxes	¥ **(98,338)**	¥ **10,214**	¥ **18,339**	$ **2,529**
Reconciliation of cash and restricted cash, beginning of year				
Cash	¥ **30,336,504**	¥ **343,998,570**	¥ **316,974,857**	¥ **43,712,832**
Restricted cash	**—**	**—**	**723,560**	**99,783**
Cash and restricted cash, beginning of year	¥ **30,336,504**	¥ **343,998,570**	¥ **317,698,417**	$ **43,812,615**
Reconciliation of cash and restricted cash, end of year				
Cash	¥ **343,998,570**	¥ **316,974,857**	¥ **104,125,800**	¥ **14,359,604**
Restricted cash	**—**	**723,560**	**731,545**	**100,885**
Cash and restricted cash, end of year	¥ **343,998,570**	¥ **317,698,417**	¥ **104,857,345**	$ **14,460,489**
Non-cash investing and financing activities				
Issuance of common stock in exchange of shares of FGS, net of issuance costs	¥ 1,689,807	¥ —	¥ —	$ —
Cancellation of common stock issued prior years in exchange of shares of FGS, net of issuance costs	¥ (1,689,807)	¥ —	¥ —	$ —
Issuance of common stock in exchange of shares of Starry, net of issuance costs	27,675,450	¥ —	¥ —	$ —
Cancellation of shares issued to Starry Lab	¥ —	¥ (27,675,450)	¥ —	$ —
Conversion of convertible notes to 9,225,338 shares of ordinary shares	¥ 42,435,669	¥ —	¥ —	$ —
Right-of-use assets obtained in exchange for operating lease obligations	¥ 7,242,819	¥ 937,672	¥ 75,182	$ 10,368
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥ —	¥ —	¥ 62,357	$ 8,599
Inventories transferred to and used as fixed assets	¥ 302,795	¥ —	¥ (65,456)	$ (9,027)
Receivable for disposal of property and equipment	¥ —	¥ 3,000	¥ —	$ —
Capital contribution receivable due from non-controlling Interest	¥ 50,000,000	¥ —	¥ —	$ —
Other payable due to non-controlling interest converted into capital contribution	¥ —	¥ 1,130,000	¥ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the "Company", "We" or "Our") was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. By far, the Company provides specialized equipment, automation systems, tools, chemicals, outsourcing platform services and field services to energy industry companies mainly in the People's Republic of China (the "PRC").

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. ("Recon-IN") and Recon Hengda Technology (Beijing) Co., Ltd. ("Recon-BJ"), conducts its business through the following PRC legal entities ("Domestic Companies") that operate in the Chinese energy industry:

1. Beijing BHD Petroleum Technology Co., Ltd. ("BHD"),

2. Nanjing Recon Technology Co., Ltd. ("Nanjing Recon").

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders (collectively the "VIE Agreements"). Pursuant to these VIE Agreements, the Company has the ability to substantially influence each of the Domestic Companies' daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. The VIE agreements are designed to render the Company as the primary beneficiary of and entitle the Company of rights to consolidate each Domestic Company for accounting purposes. We believe that the Domestic Companies should be treated as Variable Interest Entities ("VIEs") under the Statement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810 Consolidation and we are regarded as the primary beneficiary of the VIEs.

On February 21, 2019, the Company's board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. ("Recon-JN") to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company's wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019, and subsequently completed the dissolution of Recon Technology Co., Limited ("Recon HK") on May 15, 2020. The Company does not expect any negative impact of this process on its operations.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd ("HH BHD"), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd ("Gan Su BHD") was established on May 23, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥27,495,000 ($3,791,734) as of June 30,2023. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. ("Qinghai BHD") was established on October 16, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥4,200,000 ($579,206) as of June 30, 2023. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,827,276) and ¥12,500,000 ($1,812,041) respectively. Based on its charter dated September 29, 2017, the remaining capital will be injected before September 29, 2036.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd ("FGS"), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers' experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the "Investment Agreement") with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs' ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10 million in cash and the issuance of 487,057 restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 restricted shares in total to other shareholders of FGS, and the Domestic Companies' ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS' founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS' performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of the additional 8% equity ownership of FGS.

The VIE contractual arrangements

The Company's main operating entities, the Domestic Companies, are controlled through contractual arrangements by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under accounting principles generally accepted in the United States of America ("U.S. GAAP") to consolidate the VIE.

The Company is deemed to have a controlling financial interest in and be the primary beneficiary of the Domestic Companies because it has both of the following characteristics:

- The power to direct activities of the Domestic Companies that most significantly impact such entities' economic performance, and

- The obligation to absorb losses of, and the right to receive benefits from, the Domestic Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Domestic Companies shall pay service fees equal to all of their net profit after tax payments to the Company. Accordingly, the Company has the right to absorb 90% of net interest or 100% of net loss of those Domestic Companies for accounting purposes. Such contractual arrangements are designed so that the operations of the Domestic Companies are solely for the benefit of the Company, and therefore the Company must consolidate the Domestic Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs and the shareholders of the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

- revoke the business and operating licenses of the Company's PRC subsidiary and the VIEs;

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- discontinue or restrict the operations of any related-party transactions between the Company's PRC subsidiary and the VIEs;

- limit the Company's business expansion in China by way of entering into contractual arrangements;

- impose fines or other requirements with which the Company's PRC subsidiary and the VIEs may not be able to comply;

- require the Company or the Company's PRC subsidiary and the VIEs to restructure the relevant ownership structure or operations; or

- restrict or prohibit the Company's use of the proceeds from public offering to finance the Company's business and operations in China.

The Company's ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and the VIEs' subsidiaries. However, when the VIEs and the VIEs' subsidiaries ever need financial support, the Company or its subsidiaries has, at its option and subject to statutory limits and restrictions, provided financial support to the VIEs and the VIEs' subsidiaries through loans to the VIEs and the VIEs' subsidiaries.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services, and (5) development, upgrading and maintenance of the online operation and cooperation platform of gas stations, marketing and promotion services, etc.

Impact of COVID-19 - In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March 2020. For fiscal year 2023, either the Company or its clients' operations occasionally affected by regional outbreaks, causing some of its business is still not return to prior level. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and the country faced a wave in infections after the lifting of these restrictions. Although, the spread of the COVID-19 appeared to be under control currently, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted. In short term, the Company's business was affected negatively, and collection of receivables were also affected. However, at this stage, the Company doesn't expect a significant impact on the Company's operations and financial results in a long run.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and are expressed in United States dollars ("US dollars").

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, all the subsidiaries, VIEs and subsidiaries of VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Variable Interest Entities - A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Currency Translation - The Company's functional currency is US dollars and the consolidated financial statements have been expressed in Chinese Yuan ("RMB") as RMB is the Company's reporting currency. The consolidated financial statements as of and for the year ended June 30, 2023 have been translated into US dollars solely for the convenience of the readers. The translation has been made at the rate of ¥7.2513 = US$1.00, the approximate exchange rate prevailing on June 30, 2023. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into US dollars.

Estimates and Assumptions - The preparation of the consolidated financial statements in conformity with U.S. GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company's consolidated financial statements include allowance for credit losses related to accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company's accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company's allowance for credit losses related to purchase advances. The production of the Company's products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company's historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments - The U.S. GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the consolidated balance sheets for short-term investments, accounts receivable, notes receivable, other receivables, purchase advances, contract cost, accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loans and short-term borrowings – related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the long-term borrowings due to related party approximate its fair value because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

Cash - Cash includes cash on hand consisting of coins, currency, undeposited checks, money orders and drafts, demand deposits in banks, certain short-term highly liquid investments and cash in transit.

Restricted cash - Restricted cash represents funds set aside and placed with the bank and serves as the security deposit which is not available to fund general liquidity needs of the Company.

Short-term investments - Short-term investments include wealth management products, which are certain deposits with fixed interest rates and the principal are guaranteed by the financial institutions. The carrying values of the Company's short-term investments approximate fair value because of their short-term maturities within one year. The interest earned is recognized in the consolidated statements of operations and comprehensive income (loss) as interest income. As of June 30, 2022 and 2023, the Company had short-term investments balance of ¥nil and ¥184.2 million ($25.4 million), including accrued interests of ¥nil and ¥2.9 million ($400,198), respectively.

Accounts Receivables, Net, Other Receivables, Net and Loan to Third Parties - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company's consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers ("customers") to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The net recovery of provision for credit loss for the year ended June 30, 2023 increased by approximately ¥7.3 million ($1.0 million) from the year ended June 30, 2022.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

- the oil price and fluctuation of the overall oil industry;

- the customer fails to comply with its payment schedule;

- the customer is in serious financial difficulty;

- a significant dispute with the customer has occurred regarding job progress or other matters;

- the customer breaches any of the contractual obligations;

- the customer appears to be financially distressed due to economic or legal factors;

- the business between the customer and the Company is not active; and

- other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

- the customer's past payment history;

- the customer's general risk profile, including factors such as the customer's size, age, and public or private status;

- macroeconomic conditions that may affect a customer's ability to pay; and

- the relative importance of the customer relationship to the Company's business.

Notes Receivable - Notes receivable represent short-term notes receivable the Company receives from its customers as payment for amounts owed to the Company in normal course of business operation. The notes receivable are issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance.

Purchase Advances, Net - Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services. These types of prepayments will be expensed when those products or services have been rendered or consumed.

Inventories, Net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Market value of the inventories is determined based on its estimated net realizable value, which is generally the selling price less normally predictable costs of disposal and transportation. The Company records write-downs of inventory that is obsolete or in excess of anticipated demand or market value based on consideration of product lifecycle stage, technology trends, product development plans and assumptions about future demand and market conditions. Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values. Inventory write-downs are charged to cost of revenue and establish a new cost basis for the inventory.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment, Net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	3-5 years
Office equipment and fixtures	2-5 years
Production equipment, including:	
Equipment	10 years
Utilities and Facilities	20 years
Leasehold improvement	Lesser of useful life and lease term

Construction in progress includes property and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Construction in progress is classified to the appropriate category of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit's goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company's reporting units is determined using a combination of valuation techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available). The Company evaluates qualitative factors and overall financial performance to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as "Step 0." Step 0 involves qualitative assessment, among other qualitative factors, weighing the relative impact of factors that are specific to the reporting unit as well as industry and macroeconomic factors. After assessing those various factors, if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity will need to proceed to the first step of the goodwill impairment test. Step 1 of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the Step 2 must be performed to measure the amount of the impairment loss, if any. The Company has adopted Accounting Standards Updates ("ASU") 2017-04, simplifying the Test for Goodwill Impairment, which permits the Company to impair the difference between carrying amounts in excess of the fair value of the reporting unit as the reduction in goodwill. ASU 2017-04 eliminates the requirement in previous GAAP to perform Step 2 of the goodwill impairment test. The Company considers various factors in performing the qualitative test, including macroeconomic conditions, industry and market considerations, the overall financial performance of the Company's reporting units, the Company's share price and the excess amount or "cushion" between the Company reporting unit's fair value and carrying value as indicated on the Company's most recent quantitative assessment. Impairment loss on goodwill was ¥nil, ¥2,266,893 and ¥4,730,002 ($652,297) for the years ended June 30, 2021, 2022 and 2023, respectively.

Intangible Assets, Net – Intangible assets is composed of customer relationship, which is measured at fair value on initial recognition. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. The Company considers the events or changes in circumstances that may indicate the impairment of the Company's long-lived assets, such as a significant decrease occurs in the market price of a long-lived asset (or asset group); a significant adverse change in the extent or manner in which a long-lived asset (or asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (or asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (or asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (or asset group); and a current expectation that, more likely than not, a long-lived asset (or asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Impairment for the long-lived assets was ¥768,312, ¥nil and ¥6,259,124 ($863,173) for the years ended June 30, 2021, 2022 and 2023, respectively.

Long-term Investments - ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments for fiscal years beginning after December 15, 2017, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. The Company adopted the new financial instruments accounting standard from July 1, 2018.

- ***Equity Investments with Readily Determinable Fair Values*** - Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

- ***Equity Investments without Readily Determinable Fair Values*** - After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a "reasonable effort" to identify price changes that are known or that can reasonably be known.

- ***Equity Investments Accounted for Using the Equity Method -*** The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the years ended June 30, 2021, 2022 and 2023. The Company recorded a ¥266,707 investment loss, ¥15,411 investment income and nil investment income on its equity method investment in unconsolidated entities during the years ended June 30, 2021, 2022 and 2023, respectively.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations - The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805 "Business Combinations". The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive income (loss).

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operation and comprehensive income (loss).

Non-controlling Interests - For the Company's majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company's consolidated balance sheets and have been separately disclosed in the Company's consolidated statements of operation and comprehensive income (loss) to distinguish the interests from that of the Company.

Revenue Recognition – In accordance with ASC 606, "Revenue from Contracts with Customers", revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update ("ASU") is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenue

Revenue are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company's revenue disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company's disaggregation of revenue for the years ended June 30, 2021, 2022 and 2023 is disclosed in Note 25.

Automation Products and Software; Equipment, Accessories and Others

The Company generates revenue primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

F-16

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides online platform development, maintenance, and operation services to gas stations around different provinces in China to complete online transactions; and API (application programming interface) port export service and related maintain services to business cooperators of different industries that may have transactions in the refueling scenario during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company's services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-settled rates of each transaction amount as service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly, based on a per transaction basis.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company's contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30, 2022		June 30, 2023		June 30 2023	
	RMB		RMB		US Dollars	
Contract costs, net	¥	33,858,820	¥	49,572,685	$	6,836,386
Contract liabilities	¥	2,107,277	¥	2,748,365	$	379,017

F-17

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contract Costs, Net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

- *Pre-Contract Costs* - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company's hardware and software revenue. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

- *Executed Contract Costs* - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients' initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client's individual project construction arrangement), the Company records revenue based on the contract or the final clients' acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company's contract liabilities consist primarily of the Company's unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations - Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized upon the service rendered. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company's promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of June 30, 2023. The amount of revenue recognized during the years ended June 30, 2021, 2022 and 2023 that was previously included within contract liability balances was ¥1,899,561, ¥7,390,276 and ¥1,901,277 ($262,198), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

F-18

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company's contracts are majorly less than one year in length, consideration will not be adjusted. For the Company's contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2022, the Company did calculation and the amount was not material as end of this fiscal year.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award's fair value.

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company's products and services, including the design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥444,824, ¥537,371 and ¥789,932 ($108,937) for the years ended June 30, 2021, 2022 and 2023, respectively.

Leases - The Company follows FASB ASC No. 842, *Leases* ("Topic 842"). The Company leases office spaces and land use rights, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use ("ROU") asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of June 30, 2022 and 2023.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the United States or the Cayman Islands.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2022 and 2023.

As of June 30, 2023, the tax years ended December 31, 2018 through December 31, 2022 for the Company's People's Republic of China ("PRC") subsidiaries remain open for statutory examination by PRC tax authorities.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income (Loss) **-** Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in US$ to RMB is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Earnings (Loss) per Share - Earnings (loss) per share *("EPS")* is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding. Diluted EPS are computed by dividing net income (loss) by the weighted-average number of Ordinary Shares and dilutive potential Ordinary Share equivalents outstanding. Potentially dilutive Ordinary Shares consist of Ordinary Shares issuable upon the conversion of ordinary share options, restricted shares and warrants (using the treasury share method).

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2021, 2022 and 2023:

		For the years ended June 30,						
		2021 RMB		2022 RMB		2023 RMB		2023 US Dollars
Numerator:								
Net income (loss) attributable to Recon Technology, Ltd	¥	(22,832,734)	¥	95,586,795	¥	(59,167,301)	$	(8,159,544)
Denominator:								
Weighted-average number of ordinary shares outstanding – basic		12,697,024		30,002,452		33,923,112		33,923,112
Outstanding options/warrants		10,522,294		10,536,433		20,071,602		20,071,602
Potentially dilutive shares from outstanding options/warrants		—		—		—		—
Weighted-average number of ordinary shares outstanding – diluted		12,697,024		30,002,452		33,923,112		33,923,112
Earnings (loss) per share – basic and diluted	¥	(1.80)	¥	3.19	¥	(1.74)	$	(0.24)

Warrants - The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own Class A Ordinary Shares and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

Reclassification **-** Certain prior year amounts related to land use rights on the balance sheets and cash flows statements had been reclassified to conform to the current period presentation. These reclassifications have no effect on the results of operations previously reported.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, "Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815 – 40)" ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU is part of the FASB's simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU's amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

Third Parties		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
Accounts receivable	¥	27,206,752	¥	27,606,257	$	3,807,077
Allowance for credit losses		(4,628,772)		(152,842)		(21,078)
Total third-parties, net	¥	22,577,980	¥	27,453,415	$	3,785,999

Third Parties- long-term		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
Accounts receivable	¥	4,983,698	¥	842,607	$	116,201
Allowance for credit losses		(4,983,698)		(842,607)		(116,201)
Total third-parties, net	¥	—	¥	—	$	—

Provision for credit losses of accounts receivable due from third parties was ¥3,730,606 and ¥153,329 for the years ended June 30, 2021 and 2022, respectively. Net recovery of provision for credit losses of accounts receivable due from third parties was ¥8,767,356 ($1,209,073) for the year ended June 30, 2023.

The decrease in allowance for credit losses of accounts receivable due from third parties was mainly resulted by the management's efforts in collection receivables from our customers, and as the date of this report, approximately 54.7%, or ¥15.0 million ($2.1 million) of net outstanding balance as of June 30, 2023 has been collected as of the date of the report.

Movement of allowance for doubtful accounts is as follows:

		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
Beginning balance	¥	9,315,427	¥	9,612,470	$	1,325,619
Charge to (reversal of) allowance		153,329		(8,767,356)		(1,209,073)
Foreign currency translation adjustments		143,714		150,335		20,733
Ending balance	¥	9,612,470	¥	995,449	$	137,279

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2022 and 2023, notes receivable was ¥10,828,308 and ¥3,742,390 ($516,099), respectively. As of June 30, 2022 and 2023, no notes were guaranteed or collateralized. As of the date of this report, 85.0%, or ¥3.2 million ($0.4 million) have been subsequently collected, and the remaining balance is expected to be collected by December 2023.

NOTE 5. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

Third Party	June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars	
Business advances to officers and staffs (A)	¥	1,441,807	¥	854,162	$	117,795
Deposits for projects		3,259,236		1,247,992		172,106
VAT recoverable		437,095		690,053		95,163
Others		2,547,520		1,392,126		191,983
Allowance for credit losses		(619,444)		(1,994,960)		(275,118)
Subtotal		7,066,214		2,189,373		301,929
Less: Long term portion (B)		(1,564,381)		(3,640)		(502)
Other receivable - current portion	¥	5,501,833	¥	2,185,733	$	301,427

(A) Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

(B) Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Net recovery of provision for credit losses of other receivables was ¥187,161 and ¥294,644 for the years ended June 30, 2021 and 2022, respectively. Provision for credit losses of other receivables was ¥1,375,516 ($189,692) for the year ended June 30, 2023.

Movement of allowance for credit losses is as follows:

	June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars	
Beginning balance	¥	918,153	¥	619,444	$	85,426
Charge to (reversal of) allowance		(294,644)		1,375,516		189,692
Less: written off		(4,065)		—		—
Ending balance	¥	619,444	¥	1,994,960	$	275,118

NOTE 6. LOANS TO THIRD PARTIES

Loans to third parties consisted of the following:

	June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars	
Working fund to third party companies	¥	50,383,822	¥	123,055,874	$	16,970,181
Loans to third parties	¥	50,383,822	¥	123,055,874	$	16,970,181

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loans to third parties are mainly used for short-term funding to support the Company's external business partners and at the same time the Company can earn interest income from these loans. Most of these loans bear interest or no interest and have terms of no more than one year, except one of the loans to third party has term of one and half year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of the report, approximately 8.3%, or ¥10.2 million ($1.4 million) was collected by the Company and the remaining part was expected to be paid in full by end of June 2024.

NOTE 7. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

Third Party	June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars	
Contract costs	¥	37,922,302	¥	52,158,840	$	7,193,033
Allowance for credit losses		(4,063,482)		(2,586,155)		(356,647)
Total contract costs, net	¥	33,858,820	¥	49,572,685	$	6,836,386

As of June 30, 2023, total contracts costs, net amounted to ¥49,572,685 ($6,836,386), of which 23.2%, or ¥11.5 million ($1.6 million) have been subsequently realized as of the date of the report, and the remaining balance is expected to be utilized by June 2024.

Provision for credit losses of contract was ¥4,647,802 for the year ended June 30, 2021. Net recovery of provision for credit losses of contract cost was ¥552,008 and ¥1,720,095 ($237,212) for the years ended June 30, 2022 and 2023, respectively. As the progress of these contracts was delayed by the COVID-19 pandemic previously, the Company records allowance for credit losses of contract cost according to its general accounting policy. Since the pandemic is relatively under control now, most of our projects has resumed their progress and the contract costs were realized, hence, resulted in a decrease in allowance for credit losses of contract cost. The Company will continue making great efforts to prevent any unrealizable of contract costs from third parties.

Movement of allowance for credit losses of contract costs is as follows:

	June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars	
Beginning balance	¥	4,548,910	¥	4,063,482	$	560,380
Reversal of allowance		(552,008)		(1,720,095)		(237,212)
Charge to cost of sales		66,580		242,768		33,479
Ending balance	¥	4,063,482	¥	2,586,155	$	356,647

F-23

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2022		June 30, 2023		June 30, 2023	
	RMB		RMB		US Dollars	
Motor vehicles	¥	5,312,274	¥	5,176,175	$	713,827
Office equipment and fixtures		1,442,395		1,440,819		198,698
Production equipment		31,102,055		31,115,843		4,291,071
Leasehold improvement		—		2,260,000		311,668
Total cost		37,856,724		39,992,837		5,515,264
Less: accumulated depreciation		(11,614,250)		(14,297,511)		(1,971,717)
Less: accumulated impairment		(768,312)		(942,462)		(129,971)
Property and equipment, net	¥	25,474,162	¥	24,752,864	$	3,413,576
Construction in progress	¥	239,739	¥	—	$	—

Construction in progress pertains to infrastructure built for the Company's oily sludge treatment projects.

Depreciation expenses were ¥2,773,122, ¥2,611,854 and ¥2,983,586 ($411,456) for the years ended June 30, 2021, 2022 and 2023, respectively.

Impairment loss for the property and equipment was ¥768,312, ¥nil and ¥174,150 ($24,017) for the years ended June 30, 2021, 2022 and 2023, respectively. As the Company's certain properties and equipment were not able to generate enough future cashflow. Thus the Company decided to record full impairment of those properties and equipment.

Loss from property and equipment disposal was ¥19,590 and ¥48,628 for the years ended June 30, 2021 and 2022, respectively. Income from property and equipment disposal was ¥12,782 ($1,763) for the year ended June 30, 2023.

NOTE 9 . BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

(U) Step Acquisition of Future Gas Station (Beijing) Technology, Ltd ("FGS")

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the "Agreement") with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates' interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted Class A Ordinary Shares of the Company (the "Restricted Shares") to the other shareholders of FGS within 30 days after FGS finalizes recording the Company's corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon's corresponding interest at the local governmental agency, and Recon has issued 487,057 Restricted Shares in total to the other shareholders of FGS in August 2018.

On September 24, 2019, the Company signed an extension agreement with FGS and the other shareholders of FGS to postpone the Agreement to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its mobile applications and business model. Objected user and average Gross Merchandise Volume ("GMV") of FGS' mobile applications have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 17, 2020, the Company signed a new supplemental agreement with FGS and the other shareholders of FGS to extend another 12 months to February 2021 for FGS and its shareholders to fulfill the goals mentioned on the supplemental agreement.

As of December 31, 2020, the Company owned 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS.

On February 8, 2021, and pursuant to FGS' shareholder meeting resolution dated January 13, 2021 ("Acquisition Date"), two of the Company's subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS' founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS' performance goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 Restricted Shares of the Company (reflecting the effect of one-for-five reverse share split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 Restricted Shares, which shall be 162,352 Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($261,667). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 "Business Combinations". A step acquisition gain of ¥979,254 arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

The Company retained independent appraisers to advise management in the determination of the fair value of customers relationship and goodwill. The values assigned in these financial statements represent management's best estimate of fair values as of the Acquisition Date. The carrying value of other assets and liabilities other than customer relationship and goodwill, are approximate at their fair value as of the Acquisition Date.

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

		RMB		US Dollars
Cash	¥	471,843	$	65,070
Accounts receivable, net		831,049		114,607
Other receivables, net		144,285		19,898
Contract costs, net		75,250		10,377
Prepaid expenses		91,132		12,568
Property and equipment, net		118,130		16,291
Intercompany receivables*		6,850,000		944,658
Intangible assets- customer relationship		7,000,000		965,344
Goodwill		6,996,895		964,916
Accounts payable		(1,032,078)		(142,330)
Other payables		(1,273,182)		(175,580)
Other payable- related parties		(479,959)		(66,189)
Deferred revenue		(39,786)		(5,487)
Accrued payroll and employees' welfare		(1,629,519)		(224,721)
Taxes payable		(64,253)		(8,861)
Deferred tax liability		(1,050,000)		(144,801)
Total	¥	17,009,807	$	2,345,760
Cash considerations		—		—
Deemed equity consideration to acquire 8% equity interest in FGS		1,689,807		233,035
Fair value of previously held equity interest		30,530,000		4,210,280
Non-controlling interest		34,790,000		4,797,760
Capital contribution receivable due from non-controlling Interest		(50,000,000)		(6,895,315)
Total	¥	17,009,807	$	2,345,760

*Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

F-25

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2021, 2022 and 2023, the management performed evaluation on the impairment of goodwill and recorded an impairment loss on goodwill of ¥nil, ¥2,266,893 and ¥4,730,002 ($652,297) for the years ended June 30, 2021, 2022 and 2023, respectively.

The identifiable goodwill acquired and the carrying value consisted of the following:

	June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars	
Goodwill	¥	6,996,895	¥	6,996,895	$	964,916
Less: impairment for goodwill		(2,266,893)		(6,996,895)		(964,916)
Goodwill, net	¥	4,730,002	¥	—	$	—

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives as of June 30, 2023 is as follows:

	Fair Value				Average Useful Life (in Years)
	RMB		US Dollars		
Intangible assets - customer relationship	¥	7,000,000	$	965,344	10
Less: accumulated amortization		(1,750,000)		(241,336)	
Less: impairment		(5,250,000)		(724,008)	
Intangible assets - customer relationship, net	¥	—	$	—	

The amortization expense of customer relationship was ¥350,000, ¥700,000 and ¥700,000 ($96,534) for the years ended June 30, 2021, 2022 and 2023, respectively.

Impairment loss for intangible assets - customer relationship was ¥nil, ¥nil and ¥5,250,000 ($724,008) for the years ended June 30, 2021, 2022 and 2023, respectively. As intangible assets - customer relationship was not able to generate enough future cashflow. Thus the Company decided to record full impairment of the intangible assets - customer relationship during the year ended June 30, 2023.

(b) Investment in Starry Blockchain Energy Pte. Ltd. ("Starry")

On June 3, 2021, Company entered into a share exchange agreement (the "Agreement") with Starry, an innovative blockchain and sustainable energy technological company, and the controlling shareholders of Starry (the "Starry Controlling Shareholders") to acquire 30% of the equity interest in Starry. Pursuant to the terms of the Agreement, the signing parties agreed that the value of 30% of the equity interest in Starry is $3,000,000. As consideration to acquire Starry's 30% equity interest, the Company issued 316,345 unregistered, restricted Class A Ordinary Shares, based on $9.48 per share, the average closing price in the 30 trading days prior to signing this Agreement, to the Starry Controlling Shareholders. Fair value of the shares issued on the investment date, which was June 3, 2021, was ¥27,675,450, or $4,327,600, based on the closing price of $13.80 per share. On November 10, 2021, this investment agreement was terminated based on a mutual decision and the 316,345 unregistered, restricted Class A Ordinary Shares was subsequently cancelled on December 10, 2021. The Company recorded an investment loss of ¥15,411 and an investment income of ¥15,411 during the years ended June 30, 2021 and 2022, respectively. On November 10, 2021, the Company signed a service agreement with Starry, and as the service consideration, the Company issued 500,000 restricted Class A Ordinary Shares to Starry (See Note 18).

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. LEASES

The Company leases office spaces and land use rights under non-cancelable operating leases, with terms ranging from one to fifty years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30, 2022		June 30, 2023		June 30, 2023	
	RMB		**RMB**		**US Dollars**	
Rights of use lease assets, net	¥	6,666,759	¥	2,654,900	$	366,127
Operating lease liabilities – current		3,892,774		3,066,146		422,841
Operating lease liabilities – non-current		2,184,635		25,144		3,468
Total operating lease liabilities	¥	6,077,409	¥	3,091,290	$	426,309

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2023:

	June 30, 2022	June 30, 2023
Remaining lease term and discount rate:		
Weighted average remaining lease term (years)	16.18	23.90
Weighted average discount rate	5.0 %	5.0 %

Operating lease costs and short-term lease costs for the year ended June 30, 2021 were ¥2,034,105 and ¥1,291,685, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2022 were ¥3,443,813 and ¥967,247, respectively. Operating lease costs and short-term lease costs for the year ended June 30, 2023 were ¥3,354,147 ($462,558) and ¥2,683,860 ($370,121), respectively.

Impairment loss for the ROU was ¥nil, ¥nil and ¥834,974 ($115,148) for the years ended June 30, 2021, 2022 and 2023, respectively. As ROU of FGS was not able to generate enough future cashflow. Thus the Company decided to record full impairment of the ROU during the year ended June 30, 2023.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2023:

Twelve months ending June 30,	RMB		US Dollars	
2024	¥	3,110,862	$	429,008
2025		26,400		3,641
Total lease payments		3,137,262		432,649
Less: imputed interest		(45,972)		(6,340)
Present value of lease liabilities		3,091,290		426,309
Less: operating lease liabilities – current		3,066,146		422,841
Operating lease liabilities – non-current	¥	25,144	$	3,468

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. OTHER PAYABLES

Other payables consisted of the following:

Third Parties		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
Professional service fees	¥	2,061,016	¥	2,246,101	$	309,752
Distributors and employees		1,009,307		3,073,289		423,826
Accrued expenses		206,045		200,218		27,611
Others		257,550		299,402		41,289
Total	¥	3,533,918	¥	5,819,010	$	802,478

Related Parties		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
Expenses paid by the major shareholders	¥	1,396,419	¥	1,796,309	$	247,723
Due to family members of the owners of BHD and FGS		590,159		545,159		75,181
Due to management staff for costs incurred on behalf of the Company		253,557		250,927		34,604
Total	¥	2,240,135	¥	2,592,395	$	357,508

NOTE 12. TAXES PAYABLE

Taxes payable consisted of the following:

		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
VAT payable	¥	1,741,972	¥	699,601	$	96,479
Income tax payable		440,030		440,030		60,683
Other taxes payable		28,956		23,375		3,224
Total taxes payable	¥	2,210,958	¥	1,163,006	$	160,386

NOTE 13. BANK LOANS

Short-term bank loans consisted of the following:

		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
Beijing Rural Commercial Bank (1)	¥	10,000,000	¥	—	$	—
Bank of Kunlun (2)		—		950,000		131,010
Industry and Commercial Bank of China ("ICBC") (3)		—		10,000,000		1,379,064
China Construction Bank (4)		—		1,501,481		207,064
Total short-term bank loans	¥	10,000,000	¥	12,451,481	$	1,717,138

(1) On April 13, 2022, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥5,600,000 as working capital for one year, which will be due on April 12, 2023. On April 13, 2022, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥4,400,000 as working capital for one year, which will be due on May 12, 2023. All these loan bears a fixed interest rate of 4.6% per annum. These loans are guaranteed by one of the founders of the Company and he also pledged self-owned housing property with carrying value of approximately ¥17.6 million (approximately $2.4 million) as collateral for these loans. The loan was full repaid upon maturity.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)   On August 31, 2022, the Company entered into a loan agreement with Bank of Kunlun to borrow up to ¥2,900,000 ($399,928) as working capital for eighteen months, with a maturity date of February 29, 2024. The loan has a fixed interest rate of 6.0% per annum. The Company made a withdrawal in an amount of ¥1,000,000 ($137,906) on August 31, 2022. During the year ended June 30, 2023, the Company repaid ¥50,000 ($6,896). The loan is guaranteed by the non-controlling shareholder of Gan Su BHD. The Company also pledged the accounts receivable from the contracts the Company entered into with CNPC as collateral for this loan, and the total value of the contracts are approximately ¥6.5 million (approximately $0.9 million).

(3)   On June 6, 2023, the Company entered into a revolving loan facility with ICBC to borrow up to ¥ 10,000,000 ($1,379,063) as working capital for one year, with a maturity date of June 7, 2024. The loan has a fixed interest rate of 2.5% per annum. The Company made the first withdrawal in an amount of ¥5,000,000 ($689,532) on June 9, 2023, with a maturity date of June 7, 2024. Company made the second withdrawal in an amount of ¥5,000,000 ($689,532) on June 13, 2023, with a maturity date of June 7, 2024. These loans are pledged by the self-owned housing property of one of the founders of the Company with carrying value of approximately ¥17.6 million (approximately $2.4 million) as collateral for these loans.

(4)   On June 6, 2023, the Company entered into a loan agreement with China Construction Bank to borrow up to ¥1,500,000 ($207,064) as working capital for one year, with a maturity date of June 6, 2024. The loan has a fixed interest rate of 3.95% per annum.

Interest expense for the short-term bank loan was ¥602,124, ¥486,757 and ¥416,481 ($57,435) for the years ended June 30, 2021, 2022 and 2023, respectively.

NOTE 14. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

Short-term borrowings due to related parties:	June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
Short-term borrowing from a founder, 4.35% annual interest, due on November 17, 2022*	¥	4,006,767	¥	—	$ —
Short-term borrowing from a founder, 4.35% annual interest, due on December 26, 2022*		5,002,389		—	—
Short-term borrowing from a Founder, 3.65% annual interest, due on December 26, 2023		—		10,004,055	1,379,622
Short-term borrowing from a Founder, 3.40% annual interest, due on June 4, 2024		—		4,993,950	688,697
Short-term borrowing from a Founder, 3.40% annual interest, due on June 16, 2024		—		5,020,217	692,320
Total short-term borrowings due to related parties	¥	9,009,156	¥	20,018,222	$ 2,760,639

*   The Company repaid the loans in full on maturity date.

No short-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2022 and 2023.

Interest expense for short-term borrowings due to related parties were ¥ 433,281, ¥ 397,468 and ¥ 326,893 ($45,081) for the years ended June 30, 2021, 2022 and 2023, respectively.

F-29

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30, 2022		June 30, 2023		June 30, 2023	
Long-term borrowings due to related party:	**RMB**		**RMB**		**US Dollars**	
Long-term borrowing from a founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥	6,510,606	¥	—	$	—
Less: current portion		(999,530)		—		—
Total long-term borrowings due to related party	¥	5,511,076	¥	—	$	—

No long-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2022 and 2023. The long-term loan was converted to a short-term loan due from related parties for lower interest rate during the year ended June 30, 2023 that is due on June 4, 2024.

Interest expense for long-term borrowings due to related party were ¥ 693,641, ¥617,611 and ¥472,593 ($65,174) for the years ended June 30, 2021, 2022 and 2023, respectively.

NOTE 16. CLASS A ORDINARY SHARES

Share offering

On December 10, 2019, the Company's Board approved to effect a one-for-five reverse share split of its Class A Ordinary Shares (the "Reverse Share Split") with the market effective date of December 27, 2019, such that the number of the Company's Class A Ordinary Shares is decreased from 100,000,000 to 20,000,000 and the par value of each Class A Ordinary Share is increased from US$0.0185 to US$0.0925 (¥0.62). As a result of the Reverse Share Split, each five pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share without any action on the part of the shareholder. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the reverse share split. Each shareholder was entitled to receive one Class A Ordinary Share in lieu of the fractional share that would have resulted from the reverse share split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the Reverse Share Split is 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Share Split (to the extent they don't provide otherwise) will be appropriately adjusted by dividing the number of Class A Ordinary Shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Share Split.

On April 5, 2021, the Company held its annual general meeting of shareholders (the "Annual Meeting") for the fiscal year ended June 30, 2020. At the Annual Meeting, the Company's shareholders approved a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) each. The change from Ordinary Shares to Class A Ordinary Shares is reflected with the NASDAQ Capital Market and in the marketplace at the open of business on April 12, 2021, whereupon the Class A Ordinary Shares began trading. The Company's Class A Ordinary Shares will continue to trade on the NASDAQ Capital Market under the symbol "RCON" and under the CUSIP Number of G7415M124. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 14, 2021, the Company and certain institutional investors (the "Purchasers") entered into that certain securities purchase agreement (the "Purchase Agreement"), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 6,014,102 Class A Ordinary Shares, par value $0.0925 per share and 2,800,000 pre-funded warrants (the "Pre-Funded Warrants") to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 8,814,102 Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $55.0 million before deducting the placement agent's fees and other offering expenses in an aggregate amount of ¥30,408,264, or $4.7 million.

On March 15, 2023, the Company and certain institutional investors (the "Purchasers") entered into that certain securities purchase agreement (the "Purchase Agreement"), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 8,827,500 Class A ordinary shares, par value $0.0925 per share and 1,175,000 pre-funded warrants (the "Pre-Funded Warrants") to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 10,002,500 Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent's fees and other estimated offering expenses.

The following table summarizes the Company's Pre-Funded Warrants activities and status of Pre-Funded Warrants as of June 30, 2023:

Pre-Funded Warrants	Pre-Funded Warrants		Weighted Average Exercise Price Per Share	Average Remaining Period (Years)
Outstanding as of June 30, 2021	1,470,000	$	0.01	5.46
Issued	—		—	—
Forfeited	—		—	—
Exercised	(1,470,000)	$	0.01	—
Expired	—		—	—
Outstanding as of June 30, 2022	—	$	—	—
Issued	1,175,000		0.01	5.50
Forfeited	—		—	—
Exercised	—		—	—
Expired	—		—	—
Outstanding as of June 30, 2023	1,175,000	$	0.01	5.22

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2022 and 2023, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($572,163), respectively.

NOTE 17. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

In May and June 2020, the Company consummated two offerings. In connection with the offering, the Company issued to the investors warrants to purchase an aggregate of 911,112 Class A ordinary shares at an exercise price of $2.25 per Class A ordinary share, which was amended to $1.25 per Class A ordinary share on the second offering on June 30, 2020. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on May 26, 2020 and expire on November 25, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,689,389. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.40%), (2) expected warrant life of 5.5 years, (3) expected volatility of 99.50%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised and all the underlying shares were issued.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2020, the Company issued to the investors warrants to purchase an aggregate of 1,680,000 Class A ordinary shares at an exercise price of $1.25 per Class A ordinary share. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 30, 2020 and expire on December 30, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,639,333. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.35%), (2) expected warrant life of 5.5 years, (3) expected volatility of 104.26%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised.

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 Class A Ordinary Shares. (the "Warrant 2021") The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. During the year ended June 30, 2023, the exercise price of warrants to purchase an aggregate of up to 7,950,769 Class A Ordinary Shares was adjusted to $0.80, and the exercise price of the remaining warrants to purchase an aggregate of up to 863,333 Class A Ordinary Shares remained at $6.24. As of June 30, 2022 and 2023, the fair value of the warrant liability of the Warrant 2021 was $2,490,000 and $1,930,000 (¥13,995,009). During the years ended June 30, 2022 and 2023, there was change in fair value of warrant liability in an aggregate amount of $27,030,000 and $560,000, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

Input	June 30, 2023				June 30, 2022
Number of warrants	863,333	$	7,950,769	$	8,814,102
Share price	0.34	$	0.34	$	0.66
Risk-free interest rate	4.41 %		4.41 %		3.00 %
Volatility	127 %		127 %		109 %
Exercise price	6.24		0.80		6.24
Warrant life	3.47 years		3.47 years		4.46 years

On March 15, 2023, the Company issued to some institutional investors warrants to purchase an aggregate of up to 10,002,500 Class A Ordinary Shares. (the "Warrant 2023") The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $2,750,000. As of June 30, 2023, the fair value of the warrant liability of the Warrant 2023 was $2,430,000 (¥17,620,659). During the years ended June 30, 2023, there was change in fair value of warrant liability in an aggregate amount of $320,000, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

Input	June 30, 2023		March 15, 2023 (Initial measurement)
Number of warrants	10,002,500	$	10,002,500
Share price	0.34	$	0.37
Risk-free interest rate	3.59 %		3.58 %
Volatility	110 %		110 %
Exercise price	0.8		0.8
Warrant life	5.22 years		5.50 years

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents information about the Company's warrants that were measured at fair value on a recurring basis as of June 30, 2022 and 2023, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	June 30, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:				
Warrant liability	$ 2,490,000	$ —	$ —	$ 2,490,000

Description	June 30, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:				
Warrant liability	$ 4,360,000	$ —	$ —	$ 4,360,000

The following table summarizes the Company's Warrants activities and status of Warrants as of June 30, 2023:

Warrants	Warrants	Weighted Average Exercise Price Per Share	Average Remaining Period (Years)
Outstanding as of June 30, 2021	8,814,102	$ 6.24	5.46
Issued	—	—	
Forfeited	—	—	
Exercised	—	—	
Expired	—	—	
Outstanding as of June 30, 2022	8,814,102	$ 6.24	4.46
Issued	10,002,500	0.80	5.50
Forfeited	—	—	
Exercised	—	—	
Expired	—	—	
Outstanding as of June 30 2023	18,816,602	$ 1.05	4.40

F-33

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

Share Options	Shares		Weighted Average Exercise Price Per Share
Outstanding as of June 30, 2021	109,520	$	10.02
Granted	—		—
Forfeited	(29,520)		14.80
Exercised	—		—
Expired	—		—
Outstanding as of June 30, 2022	80,000	$	8.25
Granted	—		—
Forfeited	—		—
Exercised	—		—
Expired	—		—
Outstanding as of June 30, 2023	80,000	$	8.25

The following is a summary of the status of options outstanding and exercisable as of June 30, 2023:

	Outstanding Options				Exercisable Options		
Average Exercise Price		Number	Average Remaining Contractual life (Years)		Average Exercise Price	Number	Average Remaining Contractual life (Years)
$	8.25	80,000	1.59	$	8.25	80,000	1.59
		80,000					

The Share-based compensation expense recorded for stock options granted were all ¥Nil for the years ended June 30, 2021, 2022 and 2023, respectively. No unrecognized share-based compensation for stock options as of June 30, 2023.

Restricted Shares to Senior Management

As of June 30, 2023, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On August 21, 2018, the Company granted 391,200 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing share price $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on September 3, 2021.

On February 28, 2022, the Company granted 1,642,331 Class A shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 at February 28, 2022. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2023, 547,444 shares were vested and the remaining 1,094,887 shares will not be vested until February 28, 2025.

On March 15, 2023, the Company issued 1,000,000 restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 on March 15, 2023 to its employee as compensation for service to the Company on new business exploration. The service period was six months from the date of grant. All of the restricted shares were issued on March 15, 2023 and the granted shares under this plan will not be vested until September15, 2023.

F-34

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

188,662, 128,672 and 1,000,000 restricted Class A restricted shares were issued and outstanding for the years ended June 30, 2021, 2022 and 2023, respectively, for all the plans mentioned above.

As of June 30, 2023, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

On December 5, 2021, the Company granted 2,500,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $4,175,000 based on the fair value of the share price $1.67 at December 5, 2021. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on December 5, 2021.

On February 28, 2022, the Company granted 1,600,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $1,694,000 based on the fair value of share price $1.06 at February 28, 2022. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on February 28, 2022.

On March 9, 2023, the Company granted 3,000,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $3,025,000 based on the fair value of share price $1.01 at March 9, 2023. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on March 9, 2023.

Nil, 4,100,000 and 3,000,000 restricted Class B restricted shares were issued and outstanding during the years ended June 30, 2021, 2022 and 2023, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥6,140,037, 39,263,485 and ¥26,191,707 ($3,612,002) for the years ended June 30, 2021, 2022 and 2023, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of June 30, 2023 was approximately ¥8.0 million ($1.1 million), which is expected to be recognized over a weighted average period of approximately 1.46 years.

Restricted Shares for services

As of June 30, 2023, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On November 10, 2021, the Company signed a service agreement with Starry. As the service consideration, the Company should issue 500,000 restricted Class A Ordinary Shares which vested in equal monthly amounts through the end of December 31, 2021. Half of the restricted Class A Ordinary Shares was valued based on the closing share price of $1.60 on December 10, 2021 and the other half was valued based on the closing share price of $1.31 on December 31, 2021. 250,000 restricted Class A Ordinary Shares were issued on December 10, 2021 and the remaining 250,000 restricted Class A Ordinary Shares were issued in January 2022.

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the "Consultant"). As the service consideration, the Company issued 1,050,000 restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 on January 5, 2022 to the Consultant as payment for being the Company's investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and all of the granted shares under this plan was vested as of June 30, 2023.

On March 15, 2023, the Company signed a consulting agreement with some business consultants (the "Consultants"). As the service consideration, the Company issued 1,000,000 restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 on March 15, 2023 to the Consultants as compensation for acting as advisors to the Company on new business exploration. The vesting period of these shares was six months from the date of contract. All of the restricted shares were issued under this plan on March 15, 2023 and the granted shares under this plan will not be vested until September15, 2023.

Nil, 1,550,000 and 1,000,000 restricted Class A restricted shares were issued and outstanding during the years ended June 30, 2021, 2022 and 2023, respectively, for all the plans mentioned above.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The share-based compensation expense recorded for restricted shares issued for service was ¥nil, ¥8,935,920 and ¥5,805,840 ($800,662) for the years ended June 30, 2021, 2022 and 2023, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of June 30, 2023 was ¥1,124,546 ($155,082), which is expected to be recognized over a weighted average period of approximately 0.21 years.

Following is a summary of the restricted shares granted:

Restricted share grants	Shares
Non-vested as of June 30, 2021	130,400
Granted	7,292,331
Vested	(5,255,400)
Non-vested as of June 30, 2022	2,167,331
Granted	5,000,000
Vested	(4,072,444)
Non-vested as of June 30, 2023	3,094,887

The following is a summary of the status of restricted share at June 30, 2023:

	Outstanding Restricted Shares		
Fair Value per Share		Number	Average Remaining Amortization Period (Years)
$ 1.04		1,094,887	1.67
0.37		2,000,000	0.21
		3,094,887	

NOTE 19. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC's income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law ("Implementing Rules"), which took effect on January 1, 2008 and unified the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as November 22, 2019 and expired on November 22, 2022. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as October 12, 2022 and will expire on October 12, 2025.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and expired on October 31, 2021. BHD reapplied for a high-technology company certificate, and the new certificate was approved as December 17, 2021 and will expire on December 17, 2024.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income (loss) before provision for income taxes consisted of:

	For the years ended June 30,			
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Outside China areas	¥ 4,011,449	¥ 113,741,972	¥ (34,038,460)	$ (4,694,118)
China	(30,402,528)	(20,066,451)	(27,419,593)	(3,781,335)
Total	¥ (26,391,079)	¥ 93,675,521	¥ (61,458,053)	$ (8,475,453)

Deferred tax assets, net is composed of the following:

	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US Dollars
Deferred tax assets:			
Allowance for credit losses	¥ 1,781,573	¥ 1,019,592	$ 140,608
Impairment for inventory	59,913	90,322	12,456
Net operating loss carryforwards	16,511,047	23,290,731	3,211,938
Subtotal	18,352,533	24,400,645	3,365,002
Less: Valuation allowance	(17,193,874)	(24,107,246)	(3,324,540)
Total deferred tax assets, net	1,158,659	293,399	40,462
Deferred tax liabilities:			
Accelerated amortization of intangible assets	(119,271)	(146,511)	(20,205)
Gain on the previously held equity method investment	(146,888)	(146,888)	(20,257)
Recognition of customer relationship arising from business combinations	(892,500)	—	—
Total deferred tax liabilities	(1,158,659)	(293,399)	(40,462)
Deferred tax assets, net	¥ —	¥ —	$ —

The Company's subsidiaries, VIEs and VIEs' subsidiaries incurred a cumulative net operating loss ("NOL") which may reduce future corporate taxable income. As of June 30, 2022, the cumulative NOL was approximately ¥94.6 million. During the year ended June 30, 2023, the Company's subsidiaries, VIEs and VIEs' subsidiaries incurred an additional NOL carryforwards of approximately ¥39.0 million ($5.4 million), resulting in a cumulative NOL carryforwards of approximately ¥133.6 million ($18.4 million) as of June 30, 2023.

The NOL will expire over the next five years as follows:

Twelve months ending June 30,	RMB	US Dollars
2024	¥ 13,146,922	$ 1,813,043
2025	10,484,902	1,445,934
2026	19,617,124	2,705,325
2027	32,533,742	4,486,608
2028	57,811,664	7,972,593
Total	¥ 133,594,354	$ 18,423,503

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Following is a reconciliation of income tax expense (benefit) at the effective rate to income tax at the calculated statutory rates:

| | | For the years ended June 30, | | | | | |
| | 2021 | | 2022 | | 2023 | | 2023 |
	RMB		RMB		RMB		US Dollars
Income tax (benefits) expenses calculated at PRC statutory rates	¥	(6,597,770)	¥	23,418,880	¥	(15,364,513)	$ (2,118,863)
Nondeductible expenses and others		338,058		263,655		539,247	74,366
Effect of tax rate differential		626,245		(24,061,020)		7,949,048	1,096,224
Benefit of revenue exempted from enterprise income tax		(57,250)		(1,799)		(18,814)	(2,595)
Change in valuation allowances		5,264,804		(233,590)		6,913,371	953,397
Tax refund		(98,338)		—		—	—
Income tax expenses (benefit)	¥	(524,251)	¥	(613,874)	¥	18,339	$ 2,529

The Company's income tax expense (benefit) is comprised of the following:

| | | For the years ended June 30, | | | | | |
| | 2021 | | 2022 | | 2023 | | 2023 |
	RMB		RMB		RMB		US Dollars
Current income tax provision (benefit)	¥	(98,338)	¥	10,214	¥	18,339	$ 2,529
Deferred income tax benefit		(425,913)		(624,088)		—	—
Expense (benefit) for income tax	¥	(524,251)	¥	(613,874)	¥	18,339	$ 2,529

F-38

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2022						
	BHD RMB	Nanjing Recon RMB	Gan Su BHD RMB	Qinghai BHD RMB	FGS RMB	Total RMB	Total US Dollars
Paid-in capital	¥ 1,651,000	¥ 200,000	¥ 4,805,000	¥ —	¥ —	¥ 6,656,000	$ 993,771
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(7,296,511)
Unappropriated retained earnings (deficit)	3,477,493	3,616,001	(4,972,129)	(1,520,225)	(893,405)	(292,265)	(43,635)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,584)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	5,194,303
Total non-controlling interests	¥ 5,109,643	¥ 3,804,148	¥ (167,129)	¥ (1,520,225)	¥ (14,973,405)	¥ (7,746,968)	$ (1,156,656)

	As of June 30, 2023						
	BHD RMB	Nanjing Recon RMB	Gan Su BHD RMB	Qinghai BHD RMB	FGS RMB	Total RMB	Total US Dollars
Paid-in capital	¥ 1,651,000	¥ 200,000	¥ 4,805,000	¥ —	¥ —	¥ 6,656,000	$ 917,904
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(6,739,481)
Unappropriated retained earnings (deficit)	3,477,494	3,616,001	(6,336,893)	(1,561,196)	(1,796,762)	(2,601,356)	(358,742)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,234)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	4,797,760
Total non-controlling interests	¥ 5,109,644	¥ 3,804,148	¥ (1,531,893)	¥ (1,561,196)	¥ (15,876,762)	¥ (10,056,059)	$ (1,386,793)

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. CONCENTRATIONS

Credit risk

As of June 30, 2022 and 2023, approximately ¥20.3 million and ¥45.5 million ($6.3 million) of the Company's cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company's total unprotected cash held in banks amounted to approximately ¥17.8 million and ¥40.0 million ($5.5 million) as of June 30, 2022 and 2023, respectively. As of June 30, 2022 and 2023, approximately ¥297.2 million and ¥240.3 million ($33.1 million) of the Company's cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 500,000 for each financial institution. The Company's total unprotected cash held in banks amounted to approximately ¥296.8 million and ¥238.8 million ($32.9 million) as of June 30, 2022 and 2023, respectively.

Customer concentration risk

For the year ended June 30, 2021, CNPC represented 39%, SINOPEC represented 22% of the Company's revenue, respectively. At June 30, 2021, CNPC accounted for 29%, SINOPEC represented 13% and another two customers accounted for 19% and 14% of the Company's accounts receivable, net, respectively.

For the year ended June 30, 2022, CNPC represented 50%, SINOPEC represented 28%, and another customer represented 10% of the Company's total revenue, respectively. At June 30, 2022, CNPC accounted for 49%, SINOPEC represented 22% and another customer accounted for 14% of the Company's accounts receivable, net, respectively.

For the year ended June 30, 2023, CNPC represented 43% and SINOPEC represented 32% of the Company's total revenue, respectively. At June 30, 2023, CNPC accounted for 31%, SINOPEC represented 27% and another two customers accounted for 11% and 10% of the Company's accounts receivable, net, respectively.

NOTE 22. COMMITMENTS AND CONTINGENCY

(a) Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of June 30, 2023, the Company estimated its severance payments of approximately ¥7.0 million ($1.0 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

Legal contingencies

On December 1, 2021, Henan Puxinfangfu Construction Engineering Co., Ltd. ("the Plaintiff") submitted a Civil Complaint to the People's Court of Suzhou District, Jiuquan City, Gansu Province (the "Court") against Gan Su BHD. The complaint requested that Gan Su BHD shall make the compensation to the Plaintiff for the outstanding trade payable plus the interest, and the litigation fee in this case shall be borne by Gan Su BHD. The Plaintiff also applied for property preservation before litigation to preserve the bank account of the Company. On December 1, 2021, the Court issued a judgement and approximately ¥0.7 million ($0.1 million) of Gan Su BHD's bank balance was became restricted for one year. On April 7, 2022 and June 9, 2022, the Court issued first and second judgement which stated that the case to transfer to People's Court of Yumen for jurisdiction. As of June 30, 2023, Gan Su BHD recorded ¥1.82 million (approximately $0.3 million) account payable due to the Plaintiff, and the compensation claimed by the Plaintiff was approximately ¥2.0 million (approximately $0.3 million). On January 9, 2023, the People's Court of Yumen City, Gansu Province issued its civil judgement, pursuant to which the Company is required to pay the Plaintiff a settlement payment totaling approximately ¥1.80 million (approximately $0.3 million), including the money compensation and interests. As of the date of this report, the Company has paid ¥855,197 (approximately $117,937) to the Plaintiff.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On April 30, 2023, Jiuquan Third Construction and Installation Engineering Company ("the Plaintiff") submitted a Civil Complaint to the People's Court of Yumen, Jiuquan City, Gansu Province against Gan Su BHD. The complaint requested that Gan Su BHD shall make the compensation to the Plaintiff for the outstanding trade payable plus the interest, and the litigation fee in this case shall be borne by Gan Su BHD. On August 25, 2023, the Company entered into a Settlement Agreement with the Plaintiff, pursuant to which the Company needs to pay the Plaintiff a total sum of ¥2.8 million (approximately $0.38 million) as settlement payment, including the money compensation and interests. Among which, ¥1.0 million (approximately $0.14 million) is required to be paid by September 25, 2023, ¥1.0 million (approximately $0.14 million) is required to be paid by October 25, 2023, and the remaining balance is required to be paid by November 25, 2023. As of the date of this report, the Company has paid ¥1.0 million (approximately $0.14 million) to the Plaintiff.

(b) Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of June 30, 2023 are payable as follows:

Twelve months ending June 30,		RMB		US Dollars
2024	¥	22,395,958	$	3,088,544
2025		300,000		41,372
2026		150,000		20,686
Total minimum payments required	¥	22,845,958	$	3,150,602

(c) Office Leases Commitment - short term

The Company entered into several non-cancellable operating lease agreements for office spaces. Future payments under such leases were included in lease liabilities as disclosed in Note 10, other than those within under lease agreements within one year which are disclosed as follows as of June 30, 2023:

Twelve months ending June 30,		RMB		US Dollars
2024	¥	336,527	$	46,409
Total	¥	336,527	$	46,409

NOTE 23. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to a related party – sales to a related party consisted of the following:

				For the years ended June 30,				
		2021		2022		2023		2023
		RMB		RMB		RMB		US Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd. *	¥	85,657	¥	—	¥	—	$	—
Total revenue from a related party	¥	85,657	¥	—	¥	—	$	—

* The noncontrolling shareholder of Gan Su BHD owns 10% interests in Urumqi Yikeli Automatic Control Equipment Co., Ltd.

Prepaid expenses - related parties – prepaid expenses - related parties consisted of the following:

		June 30, 2022		June 30, 2023		June 30, 2023
		RMB		RMB		US Dollars
Founders	¥	275,000	¥	—	$	—
Total prepaid expenses - related parties	¥	275,000	¥	—	$	—

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥94,167 ($12,986) with annual rental expense at ¥1.1 million ($0.16 million).

The details of leases from related parties are as below:

Lessee	Lessor	Rent Period	Monthly Rent RMB		Monthly Rent US Dollars
Nanjing Recon	One of the founders	April 1, 2022 - March 31, 2024	¥	40,000	$ 5,516
BHD	One of the founders	January 1, 2023- Dec 31, 2023		31,667	4,367
BHD	One of the founders	January 1, 2023 - Dec 31, 2023		22,500	3,103

As of June 30, 2022, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥765,241 and ¥765,241, respectively.

As of June 30, 2023, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥335,976 ($46,333) and ¥335,976 ($46,333), respectively.

Guarantee/collateral related parties - The Company's founders provide guarantee and collateral for the Company's short-term bank loans (see Note 13).

NOTE 24. VARIABLE INTEREST ENTITIES

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
ASSETS						
Current Assets						
Cash	¥	18,033,666	¥	37,661,118	$	5,092,821
Restricted cash		723,560		731,545		100,885
Notes receivable		10,828,308		3,742,390		516,099
Accounts receivable, net		22,577,980		27,453,415		3,785,999
Inventories, net		3,894,369		6,330,701		873,044
Other receivables, net		5,500,981		11,618,275		1,602,233
Loans to third parties		30,270,563		37,770,188		5,208,747
Purchase advances, net		178,208		1,592,761		219,652
Contract costs, net		33,858,820		49,572,685		6,836,386
Prepaid expenses		165,120		121,329		16,732
Prepaid expenses- related parties		275,000		—		—
Total current assets		**126,306,575**		**176,594,407**		**24,252,598**
Property and equipment, net		25,474,162		24,752,864		3,413,576
Construction in progress		239,739		—		—
Intangible assets, net		5,950,000		—		—
Long-term other receivables, net		1,564,381		3,640		502
Goodwill		4,730,002		—		—
Operating lease right-of-use assets		6,666,759		2,654,900		366,127
Total Assets	¥	**170,931,618**	¥	**204,005,811**	$	**28,032,803**
LIABILITIES						
Short-term bank loans	¥	10,000,000	¥	12,451,481	$	1,717,138
Accounts payable		12,826,108		10,791,721		1,488,246
Other payables		1,469,761		3,904,135		538,405
Other payable- related parties		1,061,081		1,356,915		187,127
Contract liabilities		2,001,277		2,748,361		379,017
Accrued payroll and employees' welfare		1,213,040		1,048,061		144,534
Intercompany payables*		194,373,010		263,935,922		36,398,428
Taxes payable		2,211,190		1,163,237		160,418
Short-term borrowings - related parties		9,009,156		20,018,222		2,760,639
Long-term borrowings - related party - current portion		999,530		—		—
Operating lease liabilities - current		3,892,774		3,066,146		422,841
Total current liabilities		**239,056,927**		**320,484,201**		**44,196,793**
Operating lease liabilities - non-current		2,184,635		25,144		3,468
Contract liabilities - non-current		106,000		—		—
Long-term borrowings - related party		5,511,076		—		—
Deferred tax liability		187,972		—		—
Total Liabilities	¥	**247,046,610**	¥	**320,509,345**	$	**44,200,261**

*Intercompany payables are eliminated upon consolidation.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The financial performance of VIEs reported in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2021 includes revenue of ¥47,817,378, operating expenses of ¥36,704,840, and net loss of ¥29,407,210. The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income for the year ended June 30, 2022 includes revenue of ¥83,777,571 ($12,508,368), operating expenses of ¥35,725,237 ($5,333,938), and net loss of ¥18,180,305 ($2,714,401). The financial performance of VIEs and their subsidiaries reported in the consolidated statement of operations and comprehensive income (loss) for the year ended June 30, 2023 includes revenue of ¥67,114,378 ($9,255,496), operating expenses of ¥35,547,439 ($4,902,216), and net loss of ¥26,349,629 ($3,633,780).

NOTE 25. SEGMENT REPORTING

ASC 280, "Segment Reporting," establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments. The Company uses the "management approach" in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company's reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management's assessment, the Company has determined that it has four operating segments: automation product and software, equipment and accessories, oilfield environmental protection and platform outsourcing services.

The following tables present summary information by segment for the years ended June 30, 2021, 2022 and 2023, respectively:

	For the years ended June 30,			
	2021 RMB	2022 RMB	2023 RMB	2023 US Dollars
Automation product and software	¥ 18,535,166	¥ 31,944,055	¥ 26,628,216	$ 3,672,199
Equipment and accessories	15,791,623	17,159,381	16,248,197	2,240,729
Oilfield environmental protection	11,043,979	25,335,363	19,116,560	2,636,294
Platform outsourcing services	2,567,807	9,338,772	5,121,405	706,274
Total revenue	¥ 47,938,575	¥ 83,777,571	¥ 67,114,378	$ 9,255,496

	For the year ended June 30, 2023				
	Automation product and software RMB	Equipment and accessories RMB	Oilfield environmental protection RMB	Platform outsourcing services RMB	Total RMB
Revenue	¥ 26,628,216	¥ 16,248,197	¥ 19,116,560	¥ 5,121,405	¥ 67,114,378
Cost of revenue and related tax	23,610,281	8,945,796	13,955,673	1,735,645	48,247,395
Gross profit	¥ 3,017,935	¥ 7,302,401	¥ 5,160,887	¥ 3,385,760	¥ 18,866,983
Depreciation and amortization	¥ 857,332	¥ 689,552	¥ 2,077,165	¥ 59,537	¥ 3,683,586
Total capital expenditures	¥ 803,311	¥ 46,681	¥ 75,728	¥ 14,953	¥ 940,673
Timing of revenue recognition					
Goods transferred/service rendered at a point in time	¥ 18,640,699	¥ 16,248,197	¥ 19,116,560	¥ 4,470,462	¥ 58,475,918
Services rendered over time	7,987,517	—	—	650,943	8,638,460
Total revenue	¥ 26,628,216	¥ 16,248,197	¥ 19,116,560	¥ 5,121,405	¥ 67,114,378

F-44

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended June 30, 2022									
		Automation product and software		Equipment and accessories		Oilfield environmental protection		Platform outsourcing services		Total
		RMB		RMB		RMB		RMB		RMB
Revenue	¥	31,944,055	¥	17,159,381	¥	25,335,363	¥	9,338,772	¥	83,777,571
Cost of revenue and related tax		29,824,014		10,479,615		20,222,446		3,826,759		64,352,834
Gross profit	¥	2,120,041	¥	6,679,766	¥	5,112,917	¥	5,512,013	¥	19,424,737
Depreciation and amortization	¥	421,619	¥	814,960	¥	2,045,601	¥	57,688	¥	3,339,868
Total capital expenditures	¥	14,823	¥	21,456	¥	768,795	¥	194,578	¥	999,652
Timing of revenue recognition										
Goods transferred/service rendered at a point in time	¥	31,944,055	¥	17,159,381	¥	15,779,825	¥	9,338,772	¥	74,222,033
Services rendered over time		—		—		9,555,538		—		9,555,538
Total revenue	¥	31,944,055	¥	17,159,381	¥	25,335,363	¥	9,338,772	¥	83,777,571

	For the year ended June 30, 2021									
		Automation product and software		Equipment and accessories		Oilfield environmental protection		Platform outsourcing services		Total
		RMB		RMB		RMB		RMB		RMB
Revenue	¥	18,535,166	¥	15,791,623	¥	11,043,979	¥	2,567,807	¥	47,938,575
Cost of revenue and related tax		19,942,541		11,264,971		8,045,567		1,470,468		40,723,547
Gross profit	¥	(1,407,375)	¥	4,526,652	¥	2,998,412	¥	1,097,339	¥	7,215,028
Depreciation and amortization	¥	277,496	¥	851,612	¥	2,000,952	¥	20,729	¥	3,150,789
Total capital expenditures	¥	26,761	¥	136,224	¥	315,944	¥	43,487	¥	522,416
Timing of revenue recognition										
Goods transferred/service rendered at a point in time	¥	18,535,166	¥	15,791,623	¥	9,654,418	¥	2,567,807	¥	46,549,014
Services rendered over time		—		—		1,389,561		—		1,389,561
Total revenue	¥	18,535,166	¥	15,791,623	¥	11,043,979	¥	2,567,807	¥	47,938,575

		June 30, 2022		June 30, 2023		June 30, 2023
		RMB		RMB		US Dollars
Total assets:						
Automation product and software	¥	147,377,607	¥	167,009,315	$	23,031,642
Equipment, accessories and others		149,876,933		170,809,759		23,555,743
Oilfield environmental protection		107,755,500		107,393,609		14,810,256
Platform outsourcing services		85,232,044		86,611,894		11,944,323
Total assets	¥	490,242,084	¥	531,824,577	$	73,341,964

NOTE 26. SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on October 27, 2023, and the Company has evaluated subsequent events through this date. On October 16, 2023, 1,175,000 pre-funded warrants issued on March 15, 2023 were exercised by the investor Sabby volatility warrant master fund, LTD. and 1,175,000 Class A Ordinary shares were issued and being outstanding.

The hazardous waste operation permit originally held by Gansu Baihengda expires on July 26, 2023. Gansu BHD is currently renewing this permit.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company's PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company's proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as "Investment in subsidiaries and VIEs" and the respective profit or loss as "Equity in earnings of subsidiaries and VIEs" on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2022 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD
PARENT COMPANY BALANCE SHEETS (UNAUDITED)

		June 30, 2022 RMB		June 30, 2023 RMB		June 30, 2023 US Dollars
ASSETS						
Cash	¥	296,838,959	¥	236,146,589	$	32,566,104
Due from intercompany*		205,224,961		291,525,426		40,203,195
Other current assets		20,364,424		80,036,017		11,037,471
Total Current Assets		522,428,344		607,708,032		83,806,770
Investment in subsidiaries and VIEs		(77,566,835)		(122,920,490)		(16,951,511)
Total Assets	¥	444,861,509	¥	484,787,542	¥	66,855,259
LIABILITIES AND SHAREHOLDERS' EQUITY						
Other current liabilities		7,552,452		3,964,912		546,786
Total Current Liabilities		7,552,452		3,964,912		546,786
Warrant liability		16,677,328		31,615,668		4,360,000
Total Liabilities		24,229,780		35,580,580		4,906,786
COMMITMENTS AND CONTINGENCIES						
SHAREHOLDERS' EQUITY						
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 29,700,718 shares and 40,528,218 shares issued and outstanding as of June 30, 2022 and 2023, respectively		18,001,670		24,912,822		3,435,635
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2022 and 2023, respectively		2,408,498		4,340,731		598,614
Additional paid-in capital		496,038,696		551,118,133		76,002,666
Accumulated deficit		(107,124,596)		(166,291,897)		(22,932,701)
Accumulated other comprehensive income		11,307,461		35,127,173		4,844,259
Total Shareholders' Equity		420,631,729		449,206,962		61,948,473
Total Liabilities and Shareholders' Equity	¥	444,861,509	¥	484,787,542	$	66,855,259

* Due from intercompany are eliminated upon consolidation.

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD
PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		For the years ended June 30,			
		2021	**2022**	**2023**	**2023**
		RMB	**RMB**	**RMB**	**US Dollars**
Revenue	¥	121,197	¥ —	¥ —	$ —
Cost of revenue		97,024	—	—	—
Gross profit		24,173	—	—	—
General and administrative expenses		29,502,464	62,918,622	54,494,219	7,515,097
Provision for credit losses		1,933,986	1,923,382	(4,141,588)	(571,151)
Loss from operations		(31,412,277)	(64,842,004)	(50,352,631)	(6,943,946)
Fair value changes of warrants liability		35,365,792	174,485,575	6,116,000	843,435
Other income		320,235	4,105,116	10,108,783	1,394,065
Equity in loss of subsidiaries, VIEs and VIEs' subsidiaries		(27,106,484)	(18,161,892)	(25,039,453)	(3,453,098)
Net income (loss)	¥	(22,832,734)	¥ 95,586,795	¥ (59,167,301)	$ (8,159,544)
Foreign currency translation adjustment		(850,895)	9,332,625	23,819,712	3,284,889
Comprehensive income (loss) attributable to the Company	¥	(23,683,629)	¥ 104,919,420	¥ (35,347,589)	$ (4,874,655)

RECON TECHNOLOGY, LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD
PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended June 30,			
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	¥ (22,832,734)	¥ 95,586,795	¥ (59,167,301)	$ (8,159,544)
Adjustments to reconcile net cash flows from operating activities:				
Changes in warrants liabilities	(35,365,792)	(174,485,575)	(6,116,000)	(843,435)
Amortization of offering cost of warrants	12,584,024	—	1,483,306	204,557
Provision for doubtful accounts	1,933,986	1,923,382	(4,141,588)	(571,151)
Restricted shares issued for management and employees	6,140,037	39,263,485	26,191,707	3,612,002
Income (loss) from investment in unconsolidated entity	15,411	(15,411)	—	—
Restricted shares issued for services	—	8,935,919	5,805,840	800,662
Equity in earnings of subsidiaries and VIEs	27,106,484	18,161,892	25,039,453	3,453,098
Other current assets	(474,891)	(111,521)	(8,396,555)	(1,157,938)
Other current liabilities	4,776,846	(5,090,698)	(3,587,540)	(494,744)
Net cash used in operating activities	(6,116,629)	(15,831,732)	(22,888,678)	(3,156,493)
Cash flows from investing activities:				
Repayments from loans to third parties	1,950,000	166,405,032	32,413,311	4,470,000
Payments made for loans to third parties	(50,288,458)	(137,391,510)	(79,546,761)	(10,970,000)
Due from intercompany, VIEs and VIEs' subsidiaries	(29,505,002)	(55,569,342)	(86,300,464)	(11,901,378)
Net cash used in investing activities	(77,843,460)	(26,555,820)	(133,433,914)	(18,401,378)
Cash flows from financing activities:				
Proceeds from warrants issued with common share	212,051,414	—	17,493,069	2,412,405
Proceeds from sale of common share, net of issuance costs	81,091,141	—	28,174,993	3,885,509
Proceeds from sale of prefunded warrants, net of issuance costs	30,276,569	93,321	3,750,282	517,188
Proceeds from share issuance for warrants exercised	21,130,035	—	—	—
Proceeds from issuance of convertible notes	42,014,616	—	—	—
Net cash provided by financing activities	386,563,775	93,321	49,418,344	6,815,102
Effect of exchange rate fluctuation on cash	274,149	14,016,375	46,211,878	6,372,909
Net increase (decrease) in cash	302,877,835	(28,277,856)	(60,692,370)	(8,369,860)
Cash, beginning of year	22,238,980	325,116,815	296,838,959	40,935,964
Cash, end of year	¥ 325,116,815	¥ 296,838,959	¥ 236,146,589	$ 32,566,104
Non-cash investing and financing activities				
Issuance of common share in exchange of shares of Starry, net of issuance costs	¥ 27,675,450	¥ —	¥ —	$ —
Cancellation of ordinary shares issued to Starry	¥ —	¥ (27,675,450)	¥ —	$ —
Conversion of convertible notes to 9,225,338 shares of ordinary shares	¥ 42,435,669	¥ —	¥ —	$ —

Exhibit 12.1

Certification of Principal Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
and Securities and Exchange Commission Release 34-46427

I, Shenping Yin, certify that:

(1) I have reviewed this Form 20-F of Recon Technology, Ltd.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2024

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer (Principal Executive Officer)

Exhibit 12.2

Certification of Principal Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
and Securities and Exchange Commission Release 34-46427

I, Jia Liu, certify that:

(1) I have reviewed this Form 20-F of Recon Technology, Ltd.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2024

/s/ *Jia Liu*
Jia Liu
Chief Financial Officer (Principal Financial Officer)

Exhibit 13.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Recon Technology, Ltd. (the "Registrant") on Form 20-F for the year ended June 30, 2023, as amended, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report, fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 22, 2024

/s/ *Shenping Yin*
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Recon Technology, Ltd. (the "Registrant") on Form 20-F for the year ended June 30, 2023, as amended, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report, fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 22, 2024

/s/ *Jia Liu*
Jia Liu
Chief Financial Officer
(Principal Accounting Officer)

Exhibit 15.1

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-1 (File No. 333-271547) of our report dated October 28, 2022 with respect to our audits of the consolidated financial statements of Recon Technology, Ltd and Subsidiaries as of June 30, 2021 and 2022 and for each of the years in the two-year period ended June 30, 2022, which is included in the Annual Report on Amendment No. 2 to Form 20-F, filed with the Securities and Exchange Commission.

We were dismissed as auditors on February 1, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in Amendment No.2 to Form 20-F for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York
March 22, 2024

Exhibit 15.2



CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

We consent to the use, by incorporation by reference in this Registration Statement on Form 20-F of our report dated October 27, 2023, relating to the consolidated financial statements of Recon Technology, Ltd.. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Enrome LLP

Singapore

March 22, 2024